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Exhibit 99.1

GRUPO TMM COMPANY CONTACTS: Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 or 203-247-2420 (brad.skinner@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600
Marco Provencio Media Relations, Proa/StructurA 011-525-55-629-8708 and 011-525-55-442-4948 (mp@proa.structura.com.mx)

TMM ANNOUNCES AGREEMENT WITH BONDHOLDER COMMITTEE

(Mexico City, December 18, 2004)—Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; "TMM") announced it has reached an agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing approximately 43% of its 9 1/2% Senior Notes due 2003 and its 10 1/4% Senior Notes due 2006 (together, the "Existing Notes"), in the aggregate principal amounts outstanding of $176.9 million and $200 million, respectively. The restructuring will be accomplished through a registered exchange offer of new senior secured notes ("New Secured Notes") for the Existing Notes, together with a consent solicitation and prepackaged plan solicitation.

The New Secured Notes will be senior obligations of TMM, will be guaranteed by wholly-owned subsidiaries of TMM, and will be secured by a lien on substantially all assets of TMM and such guarantors; the New Secured Notes will mature in three years with an option on the part of TMM to extend the New Secured Notes for one additional year upon payment of an extension fee. The New Secured Notes will have a cash coupon of 10 1/2% per annum, payable semi-annually, for the first three years. In addition, the Company may elect to pay a minimum of 2% per annum in cash interest and the balance through the issuance of additional New Secured Notes or TMM ADRs. If TMM elects to pay interest other than in cash, the total interest rate will initially be 12% per annum, increasing to 13% per annum in the third year. TMM will have the right to redeem up to $150 million of the New Secured Notes at 100% of the principal amount thereof and to redeem the balance of the New Secured Notes at 101% of the principal amount thereof. It is anticipated that the New Secured Notes will be offered for the Existing Notes and accrued interest thereon on a dollar-for-dollar basis. The Company has agreed to pay a five percent incentive payment, payable in additional New Secured Notes, to those holders tendering their Existing Notes in the exchange offer.

Jose Serrano, chairman of TMM, and certain other controlling shareholders have agreed to support the exchange offer and prepackaged plan solicitation.

To the extent bondholders have any questions on the proposed exchange, please contact Martin F. Lewis and Ronen Bojmel at Miller Buckfire Lewis Ying & Co., LLC, the Company's financial advisor or Alan D. Fragen and Oscar A. Mockridge of Houlihan Lokey Howard & Zukin Capital, the ad hoc

bondholders committee's financial advisor. Akin Gump Strauss Hauer & Feld LLP is legal counsel to the ad hoc bondholders committee.

Martin F. Lewis Miller Buckfire Lewis Ying & Co., LLC 250 Park Avenue New York, New York 10177 Telephone: (212) 895-1805 Email: martin.lewis@mbly.com	Ronen Bojmel Miller Buckfire Lewis Ying & Co., LLC 250 Park Avenue New York, New York 10177 Telephone: (212) 895-1807 Email: ronen.bojmel@mbly.com
and
Alan D. Fragen Houlihan Lokey Howard & Zukin Capital 1930 Century Park West Los Angeles, California 90067 Telephone: (310) 788-5338 Email: afragen@hlhz.com	Oscar A. Mockridge Houlihan Lokey Howard & Zukin Capital 685 Third Avenue New York, New York 10017 Telephone: (212) 497-4175 Email: omockridge@hlhz.com

TMM has submitted a Report on Form 6-K to the U.S. Securities and Exchange Commission, which includes the Term Sheet for the New Secured Notes and the restructuring, and interested parties are referred to such filing and the exhibits for a more complete description thereof. This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offer and consent solicitation, when made, will not be made to, nor will tenders be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction in which the making of exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Item 1

VOTING AGREEMENT

GRUPO TMM, S.A.

- and -

SUPPORTING NOTEHOLDERS

Dated as of December 9, 2003

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of December 9, 2003, is entered into by and among:

(a)               Grupo TMM, S.A., a corporation (sociedad anmina) organized under the laws of the United Mexican States (the “Company”); and

(b)              The undersigned beneficial owners (or investment managers or advisors for the beneficial owners) of the Existing Notes (as defined below) identified as “Supporting Noteholders” on Schedule A to this Agreement on the date of this Agreement and each other beneficial owner (or investment managers or advisors for the beneficial owners) of Existing Notes that executes a counterpart signature page to this Agreement after the date of this Agreement as provided in Section 23 (collectively, the “Supporting Noteholders,” and each, individually, a “Supporting Noteholder”).

For purposes hereof, all references in this Agreement to Supporting Noteholders shall mean, as of any date of determination, those Supporting Noteholders who executed and delivered this Agreement as an original signatory on or before the date of this Agreement, together with those additional Supporting Noteholders who after the date of this Agreement but on or before such date of determination become party to this Agreement by executing and delivering counterpart signature pages as provided in Section 23.  After the date of this Agreement, when other Supporting Noteholders become signatories to this Agreement, Schedule A to this Agreement shall be deemed to have been updated to include such Supporting Noteholder and the Existing Notes held by such Supporting Noteholder.

RECITALS:

The Company and the Ad Hoc Noteholders’ Committee have engaged in good faith negotiations with the objective of restructuring (herein, the “Restructuring”)the 9½% Notes due 2003 having an aggregate principal amount outstanding of $176,875,000 (the “2003 Notes”) and 10¼ Senior Notes due 2006 having an aggregate principal amount outstanding of $200,000,000

(the “2006 Notes” and, collectively with the 2003 Notes, the “Existing Notes”) issued by the Company, substantially as set forth in the Term Sheet (as defined below), which specifies the material terms and conditions of, among other things, (i) the Exchange Offer, (ii) the Consent Solicitation and Old Indenture Amendments, (iii) the New Notes, and (iv) the Bankruptcy Plan (in each case, as defined below).

The Company and the Supporting Noteholders desire that the Company conduct the Exchange Offer and solicit votes with respect to the Bankruptcy Plan as soon as practicable on the terms described in the Term Sheet to accomplish the Restructuring, or, if necessary under the terms of the Term Sheet, that the Company pursue implementation of the Restructuring pursuant to the Bankruptcy Plan by taking any one or more of the following actions (as determined in the discretion of the Company as being necessary and appropriate for the successful consummation of the Restructuring):  (a) commencing a case under chapter 11 of the Bankruptcy Code to accomplish the Restructuring through the confirmation of the Bankruptcy Plan on either a pre-packaged or pre-arranged basis; or (b) commencing a concurso mercantil proceeding under the laws of Mexico to accomplish the Restructuring through the Bankruptcy Plan in the court-approved process in such proceeding (whether pursued through a chapter 11 case or a concurso mercantil proceeding, a “Bankruptcy Proceeding”).

To expedite and ensure the implementation of the Restructuring, each Supporting Noteholder is prepared to commit, on the terms and subject to the conditions of this Agreement and applicable bankruptcy law, to, if and when solicited to do so, vote (or, in the case of managed accounts, instruct its custodial agents to vote or, if such Supporting Noteholder does not have discretionary authority over such account, recommend to vote) to accept the Plan, to support its confirmation, and to perform its other obligations hereunder.

Therefore, in consideration of the premises and the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties signatory to this Agreement, intending to be bound hereby, agrees as follows:

1.  Definitions.

As used in this Agreement, the terms defined in this Agreement shall have the meaning ascribed to such terms in this

Agreement, terms defined in the Term Sheet unless otherwise defined in this Agreement shall have the meaning ascribed to such terms in the Term Sheet, terms defined in the Old Indenture unless otherwise defined in this Agreement or the Term Sheet shall have the meaning ascribed to such terms in the Old Indenture, and the following terms shall have the following meanings:

“Ad Hoc Noteholders’ Committee” means the informal committee of beneficial owners (or investment managers or advisors of the beneficial owners) of the Existing Notes that, together with their legal and financial advisors, have negotiated the terms of the Restructuring with the Company, the names and addresses of such beneficial owners (or investment managers or advisors of the beneficial owners) and the principal amount of the Existing Notes collectively owned by the committee members being set forth in Schedule B to this Agreement.

“Agreement” means this Agreement, including the Schedules and Annexes hereto (including any agreements incorporated herein or therein), all of which are incorporated by reference herein, as same may be amended from time to time in accordance with the terms hereof.

“Bankruptcy Code” means Title 11 of the U.S. Code, 11 U.S.C. §§ 101 et seq.

“Bankruptcy Plan” shall mean a pre-packaged or pre-arranged plan of reorganization under chapter 11 of the Bankruptcy Code pursuant to which consents of holders will be solicited prior to commencement of the Bankruptcy Proceeding (including in conjunction with the Exchange Offer) or a Concurso plan of reorganization, in either event on the terms and conditions described in the Term Sheet.

“Bankruptcy Plan Solicitation” shall mean the solicitation of ballots to accept or reject the Bankruptcy Plan from holders of the Existing Notes.

“Business Days” shall mean any day other than a Saturday, Sunday or any day which is a legal holiday or a day on which banking institutions in New York, New York are authorized or obligated by law or governmental action to close.

“Committee’s Advisors” shall mean counsel for the Ad Hoc Noteholders’ Committee as identified in Section 16 hereof, and the financial advisor retained by the Ad Hoc Noteholders’ Committee.

“Concurso” shall mean a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles (Law of Commercial Reorganizations of Mexico) before a Mexican Federal Court instituted by the Company to obtain a judicial approval of the Restructuring.

“Consent Solicitation” shall mean the request by the Company, made in conjunction with the Exchange Offer, whereby holders of 2006 Notes will be requested to provide exit consents to (i) the elimination of substantially all of the covenants under the Old Indenture and (ii) to the extent permitted by the Old Indenture, the waiver of any default arising as a result of the Company’s failure to pay interest on the 2006 Notes when due or otherwise to have complied with the terms of the 2006 Notes, in each case prior to the Settlement Date.

“Eligible Offeree” means a holder of Existing Notes that is an “Accredited Investor,” a “qualified institutional buyer” or a person other than a “U.S. Person,” in each case as such terms are defined in the Securities Act.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Offer” shall mean the Company’s offer to exchange the New Notes and the Additional New Notes (as such terms are defined in the Term Sheet) for the Existing Notes on the terms and conditions described in the Term Sheet.

“Existing Notes” shall have the meaning ascribed to that term in the Recitals.

“Minimum Tender Condition” means there being validly tendered and not withdrawn 98% in aggregate principal amount of the outstanding 2003 Notes and 95% in aggregate principal amount of the outstanding 2006 Notes in order to complete the Exchange Offer.

“Noteholder Breach” shall mean if one or more Supporting Noteholders shall breach, or fail to perform or comply with, in any material respect, any one or more of its or their representations, warranties, covenants or obligations under this Agreement, and such breach shall not have been cured within five Business Days after receipt of the Company’s notice of such breach.

“Old Indenture” means the indenture (as amended, modified or supplemented from time to time), between the Company, as issuer, and Wilmington Trust Company (as successor to Citibank, N.A.) as indenture trustee, relating to the 2006 Notes.

“Old Indenture Amendments” means an amendment to the Old Indenture, which, among other things, deletes substantially all of the covenants contained in the Old Indenture, as provided for in the Consent Solicitation.

“Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization or other entity.

“Restructuring Documents” shall mean all documents and instruments to be executed, filed or circulated in connection with the Restructuring and the implementation thereof, including but not limited to, the Registration Statement, the Exchange Offer, the Consent Solicitation, the Old Indenture Amendments, the Bankruptcy Plan (including any disclosure statement in connection therewith), the New Indenture and New Notes, the Subordination Documents, the Security Documents, the Escrow Agreement, and an irrevocable power of attorney solely for the purpose of obtaining judicial approval of the Restructuring in the Concurso.

“Required Noteholders” means Supporting Noteholders holding, beneficially or of record, at least 51% in aggregate principal amount of the Existing Notes held by all Supporting Noteholders.

“Securities Act” means the Securities Act of 1933, as amended.

“SEC” means the Securities and Exchange Commission of the United States of America.

“Sufficient Consents” means the votes to accept the Bankruptcy Plan, as reflected on ballots received pursuant to the Bankruptcy Plan Solicitation by the Company or its agent, submitted by a number of holders holding a principal amount of Existing Notes, sufficient to constitute an “accepting class” as determined pursuant to section 1126(c) of the Bankruptcy Code.

“Term Sheet” means that certain Term Sheet attached hereto as Annex A which sets forth the material terms and conditions of the Restructuring and the New Notes.

“Transfer” means to, directly or indirectly, (i) sell, pledge, assign, encumber, grant an option with respect to,

transfer or dispose of any participation or interest (voting or otherwise) in or (ii) enter into an agreement, commitment or other arrangement to sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in, or the act thereof.

2.  Agreement to Complete the Restructuring.

Subject to the terms and conditions of this Agreement, the parties to this Agreement agree to use commercially reasonable efforts to complete the Restructuring through the Exchange Offer, the Consent Solicitation and Old Indenture Amendments, in accordance with the Term Sheet.  Alternatively, if the Minimum Tender Condition is not satisfied (or waived in accordance with the terms hereof), or the Company is otherwise not able to consummate the Exchange Offer but Sufficient Consents are received, then the Company shall use commercially reasonable efforts to pursue the Restructuring through the Bankruptcy Plan in accordance with the Term Sheet.

3.  The Company’s Obligations to Support the Restructuring.

(a)                       The Company shall use commercially reasonable efforts to file a Registration Statement on Form F-4 (or a post-effective amendment to its existing Registration Statement) (as applicable, the “Registration Statement”) with the SEC by January 30, 2004.

(b)                      The Company shall (i) use commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as is practicable and (ii) commence the Exchange Offer and, in conjunction therewith, the Consent Solicitation and the Bankruptcy Plan Solicitation, within five Business Days of the SEC declaring such Registration Statement effective.

(c)                       If all of the conditions to the Exchange Offer have not been sooner satisfied and/or waived, but Sufficient Consents are received, then within 30 Business Days following the commencement of the Exchange Offer or five Business Days following the expiration of the Exchange Offer, whichever is later, the Company shall commence the Bankruptcy Proceeding in accordance with the Bankruptcy Plan.  The Company shall consult in advance with the Ad Hoc Noteholders’ Committee with respect to whether the Bankruptcy Proceeding shall be commenced under the laws of the United States or the laws of Mexico, it being understood that the determination of where to file such Bankruptcy Proceeding shall be made solely by the Company.

(d)                      Subject to the terms and conditions set forth in this Agreement, the Company shall perform its obligations hereunder and under the Term Sheet.

(e)                       The Company further agrees that it will not (and it will cause its Restricted Subsidiaries not to and will not cause any other of its subsidiaries to) object to, or otherwise commence, or consent or acquiesce to, any proceeding to oppose, the Restructuring or take any action that is inconsistent with, or that would unreasonably delay the consummation of, the Restructuring.

(f)                         The Company further agrees that it will not extend the term of the Exchange Offer, the Consent Solicitation and the Bankruptcy Plan Solicitation after Sufficient Consents are received (and have not been revoked), except as may be required by law.

4.  Conduct of Business Pending the Settlement Date.

The Company agrees to comply with the following covenants prior to the Settlement Date unless otherwise agreed by the Required Noteholders or expressly permitted by the Term Sheet:

(a)                                  The Company shall not (and shall not cause or permit any of its Restricted Subsidiaries to) directly or indirectly take any action to or suffer or permit any natural or juridical person to do any of the following:  (i) issue, sell, pledge, dispose of or encumber any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, any of its equity interests including without limitation partnership interests, limited liability company interests or capital stock; (ii) amend or propose to amend its respective by-laws, articles of incorporation, partnership agreement or comparable organizational documents; (iii) split, combine or reclassify any outstanding shares of its capital stock or other equity interest, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its equity interests, including, without limitation, partnership interests, limited liability company interests or capital stock; (iv) redeem, purchase or acquire or offer to acquire any of its equity interests, including, without limitation, partnership interests, limited liability company interests or capital stock; (v) acquire, transfer, sell or dispose of (by merger, exchange, consolidation, acquisition or disposition of stock or assets or otherwise), or grant any lien, pledge, charge or security interest, or otherwise encumber, any corporation, partnership, joint venture or other business organization or division, or any material assets thereof or interest therein; (vi) incur any indebtedness for borrowed money (including any debtor-in-possession financing) or issue any debt securities; (vii) enter into any transaction with Promotora Servia, S.A. de C.V. (“Promotora Servia”) or any other affiliates (other than reasonable and customary compensation as employees or directors or transactions between or among the Company and its Restricted Subsidiaries); (viii) redeem, purchase or acquire or offer to acquire any Existing Notes (other than pursuant to the Restructuring ); or (ix) enter into, or modify, any agreement with respect to any of the matters set forth in this Section 4(a); provided, however, that nothing herein shall impair or prohibit transactions between and among any of the Company and its Restricted Subsidiaries, or mergers or consolidations of any Restricted Subsidiaries with any other Restricted Subsidiary.

(b)                                 The Company shall not (and shall not cause or permit any of its Restricted Subsidiaries to) (i) directly or indirectly engage in, agree to or consummate any transaction outside the ordinary course of its business or (ii) enter into any transaction or perform any act which would constitute, and promptly cure, any breach by it of any of its representations, warranties, covenants or obligations hereunder.

(c)                                  The Company shall (and shall cause its Restricted Subsidiaries to) maintain its corporate existence under the laws of each state or other jurisdiction in which it is incorporated or organized; provided, however, that a Restricted Subsidiary may merge or consolidate with another Restricted Subsidiary.

(d)                                 Promptly, and in any event within three Business Days after receipt of same by the Company, notify the Committee’s Advisors of any governmental or third party notices, complaints, investigations, hearings, orders, decrees or judgments (or written communications indicating that the same may be contemplated or threatened) which could reasonably be anticipated to (i) materially adversely affect the business, property, assets, concessions, licenses, or condition (financial or otherwise) of the Company and its subsidiaries considered as one enterprise, or (ii) prevent or materially delay the consummation of the Restructuring.

(e)                                  The Company shall use commercially reasonable efforts to keep the Committee’s Advisors informed of any material development concerning the Company’s or any of its subsidiaries’ put obligations to or with respect to the Government of Mexico and/or to Kansas City Southern Railway or

its affiliates (“KCS”), or concerning the Company’s or any of its subsidiaries’ disputes with KCS relating to or arising out of the NAFTA Rail transaction or other existing disputes with KCS relating to Grupo TFM or TFM, or concerning any other potential sale of Grupo TFM or TFM, or concerning the Company’s or any of its subsidiaries’ rights or claims relating to a refund of VAT to Grupo TFM or TFM.

5.  Supporting Noteholders’ Obligations to Support the Restructuring.

Subject to the terms and conditions set forth in this Agreement:

(a)                                  Each Supporting Noteholder agrees to (i) tender its Existing Notes pursuant to and in accordance with the Exchange Offer within ten Business Days following the commencement of the Exchange Offer; (ii) if a holder of 2006 Notes, grant all consents requested pursuant to the Consent Solicitation and agree to the Old Indenture Amendments (subject to the consummation of the Exchange Offer); (iii) vote to accept the Bankruptcy Plan within ten Business Days following the commencement of the Bankruptcy Plan Solicitation; (iv) execute and deliver an irrevocable power of attorney in a form mutually acceptable to the Company and the Ad Hoc Noteholders’ Committee for the sole purpose of obtaining judicial approval of the Restructuring in the event the Bankruptcy Proceeding is a Concurso; and (v) vote to reject any bankruptcy plan or similar arrangement (in whatever jurisdiction such may be proposed) for the Company that does not contain the terms of the Restructuring substantially as set forth in the Term Sheet.  Each Supporting Noteholder of 2006 Notes acknowledges that by tendering its Existing Notes in the Exchange Offer, it will be deemed to have delivered the consents required in the Consent Solicitation for the Old Indenture Amendments and to have instructed the indenture trustee that any defaults existing as of the date of the tendering of the Existing Notes are being waived by such Supporting Noteholder, subject to the subsequent consummation of the Restructuring.

(b)                                 Each Supporting Noteholder agrees that so long as it is the legal owner or beneficial owner of all or any portion of either a referenced “claim” or referenced “interest” within the meaning of the Bankruptcy Code (each a “Claim”), it will: (i) use all commercially reasonable efforts to support the Bankruptcy Plan, defend the adequacy of pre-petition disclosure and solicitation procedures in connection with the Bankruptcy Plan, the Exchange Offer, and, if a holder of 2006 Notes, the

Consent Solicitation and Old Indenture Amendments, and, to the extent necessary, support the adequacy of any post-petition disclosure statement that may be required by any bankruptcy or similar court and circulated in connection herewith or therewith; and (ii) support confirmation or other court approval of the Bankruptcy Plan.

(c)                                  Each of the Supporting Noteholders hereby agrees that it shall not Transfer any of the Existing Notes unless the transferee agrees in writing to be bound by all of the terms and conditions of this Agreement by executing a counterpart signature page of this Agreement and such transferring Supporting Noteholder provides a copy of such executed signature page to the Supporting Noteholders’ counsel and the Company’s counsel as set forth in this Agreement (upon which such transferee shall be a Supporting Noteholder for all purposes hereof).  Any Transfer of the Existing Notes that does not comply with the foregoing shall be deemed ineffective to Transfer any right to accept or reject the Exchange Offer, to consent to the Old Indenture Amendments, or to accept or reject any Bankruptcy Plan, which right shall remain with and be exercised only by the purported transferor.  Subject to compliance with this subsection (c), (i) nothing contained in this Agreement shall affect or restrict the right of a Supporting Noteholder to Transfer its Existing Notes; and (ii) upon the Transfer by a Supporting Noteholder of all its Existing Notes in compliance with the terms of this Agreement, such Supporting Noteholder shall have no further obligation or liability hereunder other than for any default hereunder by such Supporting Noteholder that occurred prior to the effectiveness of any such Transfer.

(d)                                 No Supporting Noteholder may revoke or withdraw any tender made by such Supporting Noteholder of such Supporting Noteholder’s Existing Notes pursuant to the Exchange Offer, revoke or modify any consent thereby delivered by such Supporting Noteholder pursuant to the Consent Solicitation, or revoke or modify any vote to accept or reject the Bankruptcy Plan, except as otherwise provided herein.

(e)                                  Each Supporting Noteholder agrees that (i) it will not vote for, consent to, provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Existing Notes other than the Exchange Offer; (ii) it will use its commercially reasonable efforts to cause the Ad Hoc Noteholders’ Committee to take all actions deemed advisable in order to cause the consummation of the

Restructuring; and (iii) subject to Section 28 hereof, it will permit public disclosure, including in a press release, of the contents of this Agreement, including, but not limited to, the commitments given in this Section 5 and the Term Sheet.

(f)                                    Each Supporting Noteholder further agrees that it will not object to, or otherwise commence any proceeding to oppose, the Restructuring and shall not take any action that is inconsistent with, or that would unreasonably delay the consummation of, the Restructuring.

(g)                                 Each Supporting Noteholder further agrees that any Existing Notes acquired by such Supporting Noteholder following the date of this Agreement shall automatically and without the need for any action on behalf of any Party to this Agreement be subject to the terms and conditions of this Agreement and shall be subject to the same treatment in the Restructuring as the Existing Notes held by such Supporting Noteholder as of the date hereof.

6.  Supporting Noteholder Forbearance.

Subject to the terms and conditions of this Agreement, during the period beginning on the date of this Agreement and ending on the earlier of (i) the date this Agreement is terminated (either in its entirety or with respect to such Supporting Noteholder only) in accordance with Section 8 hereof or (ii) the Settlement Date, each Supporting Noteholder agrees to forbear from the exercise of any rights or remedies it may have under any of the Existing Notes, the indentures governing the Existing Notes or any other related documents or agreements, or applicable law with respect to any default in existence or arising under same.

7.  Effectiveness of this Agreement.

The effectiveness of this Agreement, and the respective obligations of the parties under this Agreement, are conditioned upon the Company and Supporting Noteholders holding at least 42% of the aggregate principal amount of the Existing Notes becoming a party to this Agreement by executing and delivering a counterpart signature page to this Agreement; provided, however, that this Agreement shall automatically become null and void if on or before January 15, 2004, Supporting Noteholders holding at least 51% of the aggregate principal of the Existing Notes shall not have executed this Agreement.  The date upon which such 51% requirement shall have been satisfied shall be the “Effective Date” for the purposes of this Agreement.

8.  Default; Termination of Agreement.

(a)                                  The following shall constitute a default by the Company hereunder (a “Company Default”):

(i)                                                            the Company shall breach, or fail to perform or comply with, in any material respect, any of its representations, warranties, covenants or obligations under this Agreement (or incorporated by reference herein), if such breach shall not have been cured within five Business Days after receipt of notice from the Required Noteholders of such breach;

(ii)                                                         the Registration Statement shall not have been filed on or before January 30, 2004 or the Exchange Offer shall not have been commenced within five Business Days of the SEC declaring the Registration Statement effective, unless the Bankruptcy Proceeding shall have been commenced on or before January 30, 2004;

(iii)                                                      the Minimum Tender Condition and all other conditions to the Exchange Offer shall have been satisfied (or waived in accordance with the terms hereof), but the Exchange Offer shall not have been consummated within five Business Days following the satisfaction (or waiver in accordance with the terms hereof) of the last of such conditions to be satisfied (or waived in accordance with the terms hereof);

(iv)                                                     one or more of the conditions to the Exchange Offer shall not have been satisfied (or waived in accordance with the terms hereof), but Sufficient Consents have been received, and no Bankruptcy Proceeding shall have been commenced within 30 Business Days following the commencement of the Exchange Offer or five Business Days following the expiration of the Exchange Offer, whichever is later, except that if the Company is using commercially reasonable efforts to commence a Concurso, this period shall be extended by an additional 30 Business Days; or

(v)                                                        the Registration Statement shall have been filed, or the Exchange Offer or the Bankruptcy Plan shall have been commenced, or any of the foregoing shall have been amended, on terms and conditions that differ, in any material respect, from the terms and conditions set forth in the Term Sheet (including, but not limited to, the inclusion therein of any condition to the Restructuring not specified in the Term Sheet or the waiver of any condition, including but not limited to the Minimum Tender Offer Condition (but excluding other customary tender offer conditions, provided the Company shall be required to use commercially reasonable efforts to satisfy all such conditions), specified in the Term Sheet without the consent of the Required Noteholders), if such breach shall not have been cured within three Business Days after receipt of notice by the Required Noteholders of such breach.

For purposes of clause (i) of this Section 8(a), a breach shall include, but not be limited to, (x) any failure of the Company to comply with its obligations under (or incorporated by reference in) Section 30 hereof and (y) any failure of the Company to pay the fees of counsel and the financial advisors to the Ad Hoc Noteholders’ Committee in accordance with the respective engagement agreements.

(b)                                 This Agreement may be terminated at any time prior to the Settlement Date upon the mutual written consent of the Company and the Required Noteholders.

(c)                                  The Required Noteholders shall have the right to terminate this Agreement in its entirety, and each Supporting Noteholder shall have the right to terminate this Agreement with respect to itself only, at any time prior to the Settlement Date if any of the following events shall occur:

(i)                                                            there shall have occurred a Company Default;

(ii)                                                         on or after March 31, 2004 (provided that if a Bankruptcy Proceeding shall have been commenced as set forth in Section 3(c), such date shall be July 15, 2004);

(iii)                                                      an order shall have been entered that has the practical effect of preventing or delaying confirmation of the Bankruptcy Plan on or before July 15, 2004, and such order is not stayed, reserved or vacated before the earlier of 30 days thereafter or July 15, 2004;

(iv)                                                     the bankruptcy court shall have denied confirmation of the Bankruptcy Plan and the Company shall have failed to file a new or amended plan that is a Bankruptcy Plan before the earlier of 30 days thereafter or July 15, 2004;

(v)                                                        the Bankruptcy Proceeding shall have been converted to a case under Chapter 7 or a liquidating Chapter 11 of the Bankruptcy Code or a bankruptcy liquidation proceeding under Mexican law;

(vi)                                                     there shall have been issued or reinstated any medida cautelar, suspension order or similar order by a court or other governmental body of competent jurisdiction that affects or could affect the Company’s obligations with respect to the Existing Notes or this Agreement and (A) such proceeding or order was issued or reinstated at the request or with the acquiescence of the Company or (B) in all other circumstances, if such order is not stayed, reversed or vacated before the earlier of 30 days thereafter or July 15, 2004;

(vii)                                                  if the Company shall pay any sum on account of any judgment granted in favor of any holder of Existing Notes or shall enter into any settlement of compromise thereof, without the consent of the Supporting Noteholders; or

(viii)                                               if, on or before December 24, 2003, Maple Financial Group, Inc. (including its applicable affiliates that are parties to the Securitization Facility) shall not have agreed in writing (in form and substance reasonably satisfactory to the Ad Hoc Noteholders’ Committee) that (A) it will not oppose or object to the Bankruptcy Plan in the Bankruptcy Plan Solicitation or the Bankruptcy Proceeding, and (B) upon consummation of the Restructuring, it will agree to cause the Securitization Facility to be amended on terms reasonably satisfactory to the Ad Hoc Noteholders’ Committee, as necessary to permit the Restructuring as contemplated by the Term Sheet, including without limitation, to permit TMM Holdings to guarantee the New Notes and Additional New Notes, the Company to grant the security interest in the capital stock of TMM Holdings, TMM Multimodal to grant the security interest in the MM Shares, and all other guarantees, liens and security interests contemplated by Attachment A of the Term Sheet.

(d)                                 The Company shall have the right to terminate this Agreement at any time prior to the Settlement Date if any of the following events shall occur:

(i)                                     on or after March 31, 2004 (provided that if a Bankruptcy Proceeding shall have been commenced as set forth in Section 3(c), such date shall be July 15, 2004); provided, however, that the Company shall not have any right of termination pursuant to this clause (i) if there shall have occurred any Company Default.

(e)                                  If this Agreement is terminated in accordance with its terms, either in its entirety or with respect to any one or more Supporting Noteholders, the Supporting Noteholders or such Supporting Noteholder(s), as the case may be, shall be permitted to withdraw any Existing Notes tendered in the Exchange Offer and to revoke any consents given in connection with the Consent Solicitation or file with the Bankruptcy Court a motion (which motion shall not be opposed, directly or indirectly, by the Company) to revoke any consents or votes given in connection with the Bankruptcy Plan Solicitation.

(f)                                    Upon any termination of this Agreement, no party shall have any further obligation or liability hereunder except no party shall be relieved of any liability for damages resulting from its breach of any representation, warranty, covenant or obligation that occurred prior to the termination of this Agreement; provided, however, that notwithstanding the foregoing, if the Supporting Noteholders shall have the right to receive the Additional New Notes on the terms and subject to the conditions provided in (or incorporated by reference in) Section 30 hereof, then receipt of such Additional New Notes shall be deemed liquidated damages and the Supporting Noteholders shall not be entitled to, and hereby expressly waive in such circumstances, all other claims, rights or entitlements for damages resulting from a breach of this Agreement prior to termination hereof.  Upon the consummation of the Restructuring, no Supporting Noteholder shall have any further obligation or liability hereunder.

9.  Representations and Warranties.

(a)                                  The Company, as of the date of its execution of this Agreement, represents and warrants to the Supporting Noteholders as follows:

(i)                                                            it is duly organized and validly existing under the laws of the jurisdiction of its organization and has all requisite power (corporate and other) and authority to enter into this Agreement and to carry out the transactions (including the Restructuring) contemplated by, and perform its respective obligations under, this Agreement;

(ii)                                                         the execution and delivery by the Company of this Agreement and the performance of its obligations hereunder and the carrying out of the transactions contemplated hereby (including the Restructuring) have been duly authorized by all necessary corporate action on its part, and no other approval or authorization is required;

(iii)                                                      the execution and delivery of this Agreement and the performance of its obligations hereunder and the carrying out of the transactions contemplated hereby (including the Restructuring) by the Company do not and shall not (A) violate any provision of law, rule or regulation applicable to it or its Restricted

Subsidiaries under its or their respective certificate(s) of incorporation or bylaws or other organizational documents or (B) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it or any of its Restricted Subsidiaries is a party or any of its or their respective material assets are bound (other than the Securitization Facility);

(iv)                                                     the execution and delivery of this Agreement and the performance of its obligations hereunder and the carrying out of the transactions contemplated hereby (including the Restructuring) by the Company and its Restricted Subsidiaries do not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with respect to, any federal, state, foreign, or other governmental authority or regulatory body, except such filings as may be necessary or required by the SEC, the New York Stock Exchange (“NYSE”), the Mexican Bolsa Mexicana de Valores, S.A. de C.V. (“BMV”) and the Mexican Comisión Nacional Bancaria y de Valores (“CNBV”);

(v)                                                        this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with the terms hereof, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law);

(vi)                                                      it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement;

(vii)                                                  Exhibits A, B and C of Attachment A of the Term Sheet are true, complete and correct in all material respects; except as described in said Exhibits or as set forth in the Securitization Facility (as in effect on the date hereof), the granting of the guarantees and security interests in favor of the New Notes and Additional New Notes in accordance with Attachment A of the Term Sheet will not conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it or any of its Restricted Subsidiaries, Grupo TFM or TFM is a party or any of their respective material assets are bound;

(viii)                                               the existing payable of $6.5 million owed by the Company to Promotora Servia is valid and is not subject to any setoff or counterclaim in favor of the Company.  Except for such payable, neither the Company nor any of its subsidiaries is indebted to or obligated to provide anything of value to any shareholder or affiliate of the Company or any of its Restricted Subsidiaries (other than (1) reasonable and customary compensation to officers and directors for current and future periods and (2) debts or obligations entirely between and among the Company and its Restricted Subsidiaries); neither the Company nor any Controlling Shareholder or affiliate owns, or has agreed to acquire, any of the Existing Notes;

(ix)                                                       other than the outstanding Indebtedness reflected on Schedule C attached hereto, neither the Company nor any of its Restricted Subsidiaries has any outstanding Indebtedness for borrowed money in excess of $500,000; and as of the date hereof there does not exist any default by the Company or any of its Restricted Subsidiaries under the Securitization Facility, the J.B. Hunt Note or any such other Indebtedness (other than the Existing Notes);

(x)                                                          neither the Company nor any Restricted Subsidiary has received any notice as of the date hereof of the exercise of the GM Put with respect to shares of TMM Multimodal; and

(xi)                                                       the capital stock of the Company consists of 56,963,137 ordinary shares, of which 26,517,918 are owned, beneficially or of record, by Mr. José F. Serrano Segovia, Mr. Ramón Serrano Segovia and/or Ms. Teresa Serrano Segovia (the “Controlling Shareholders”); the record owners of all such shares beneficially owned by the Controlling Shareholders are set forth on Schedule D.  Except for the shares described above, the Controlling Shareholders do not own, beneficially or of record, any other shares of the Company.

(b)                                 Each of the Supporting Noteholders, as of the date of its execution of this Agreement, represents and warrants, severally and not jointly, as to itself only, to the other signatories to this Agreement that:

(i)                                                            if an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement;

(ii)                                                         the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or other action on its part;

(iii)                                                      the execution, delivery and performance by it of this Agreement do not and shall not (A) violate any provision of law, rule or regulation applicable to it or its certificate of incorporation or bylaws or other organizational documents or (B) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it is a party;

(iv)                                                     the execution, delivery and performance by it of this Agreement do not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with respect to, any federal, state or other governmental authority or regulatory body;

(v)                                                        this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with the terms hereof, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law);

(vi)                                                     it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement;

(vii)                                                  as of the date of this Agreement, such Supporting Noteholder is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the principal amount of the Existing Notes specified on Schedule A, and, if a beneficial owner, has full power and authority to vote and dispose of such Existing Notes;

(viii)                                               such Supporting Noteholder has reviewed, or has had the opportunity to review, with the assistance of professional and legal advisors of its choosing, sufficient information necessary for such Supporting Noteholder to decide to tender its Existing Notes pursuant to the Exchange Offer and to accept the proposed terms of the Bankruptcy Plan as set forth in the Term Sheet;

(ix)                                                       such Supporting Noteholder is an Eligible Offeree; and

(x)                                                          as of the date of this Agreement, such Supporting Noteholder does not owe any fiduciary or similar duty to any other Person that would prevent it from taking any action required of it under this Agreement.

10.                                 Access to Information.

Between the date hereof and the Settlement Date, the Company shall continue to afford to the Committee’s Advisors at least the same level of access to the Company’s and its subsidiaries’ business operations, properties, books, files and records that has been provided to the Committee’s Advisors to date, and the Company shall continue to cooperate in the examination thereof and to furnish the Committee’s Advisors with all information with respect to the business and affairs of the Company and its subsidiaries as the Committee’s Advisors may reasonably request, subject to existing confidentiality obligations and to any applicable privileges.  No such examination, however, shall constitute a waiver or relinquishment by the Supporting Noteholders of their right to rely upon the Company’s representations, warranties, covenants and agreements as made herein.  Nothing in this Section 10 shall obligate the Company to prepare any information not ordinarily prepared in the ordinary course of business.  All information furnished to the Committee’s Advisors pursuant to this Section 10 shall be subject to the provisions of the Confidentiality Agreements between the Company and the Ad Hoc Noteholders’ Committee and/or the Committee’s Advisors.

11.                                 Preparation of Restructuring Documents; Good Faith.

(a)                                  Notwithstanding anything to the contrary contained in this Agreement, the obligations of the signatories to this Agreement shall be subject to the preparation of definitive documents (in form and substance reasonably satisfactory to each of the parties hereto and their respective counsel) relating to the transactions contemplated by this Agreement, including, without limitation, the documents relating to the New Notes, the Exchange Offer, the Bankruptcy Plan, the Bankruptcy Plan Solicitation, the Bankruptcy Proceeding (including but not limited to documents or instruments as may be necessary or appropriate to commence or prosecute the Concurso), the Consent Solicitation, the Old Indenture Amendments and any other Restructuring Document, and documents relating to the amendment of the Securitization Facility or any other third party consents to the Restructuring, all of which documents shall be in all respects consistent with this Agreement and the Term Sheet.

(b)                                 Each of the signatories to this Agreement agrees to cooperate in good faith with each other to facilitate the performance by the parties of their respective obligations hereunder and the purposes of this Agreement.  Each of the signatories to this Agreement further agrees to negotiate the Restructuring Documents in good faith and, in any event, in all respects consistent with the Term Sheet.

12.                                 Amendments and Modifications.

Except as otherwise expressly provided in this Agreement, this Agreement shall not be amended, modified or supplemented, nor may any term or condition hereof be waived, except in writing signed by the Company and the Required Noteholders (as determined at such time); provided, however, that neither this Agreement nor any term or condition hereof may be amended, modified, supplemented or waived in any manner that is materially adverse to any Supporting Noteholder without the consent of such Supporting Noteholder.

13.                                 No Waiver.

Each of the signatories to this Agreement expressly acknowledges and agrees that, except as expressly provided in this Agreement, nothing in this Agreement is intended to, or does, in any manner waive, limit, impair or restrict the ability of any party to this Agreement to protect and preserve all of its rights, remedies and interests, including, without limitation, with respect to its claims against and interests in the Company.

14.                                 Further Assurances.

Each of the signatories to this Agreement hereby further covenants and agrees to execute and deliver all further documents, agreements and take all further action that may be reasonably necessary or desirable, or that the Company may reasonably request, in order to enforce and effectively implement the terms and conditions of this Agreement.

15.                                 Complete Agreement.

This Agreement, including the Schedules and Annexes hereto, constitutes the complete agreement between the parties to this Agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof.  The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties to this Agreement.  In the event that any provision of this Agreement conflicts with the Schedules and Annexes hereto, the provisions of this Agreement shall be controlling.  Nothing contained herein shall affect or modify the provisions of the Confidentiality Agreements between the Company and certain of the Supporting Noteholders, which shall remain in effect until the Company has performed its obligations pursuant to the last sentence of Section 28 hereof.

16.                                 Notices.

All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, or (b) mailed by first class, registered or certified mail, postage prepaid, or (c) transmitted by overnight courier, or (d) transmitted by telecopy, and in each case, if to the Company, at the address set forth below:

Grupo TMM, S.A.
Av. De la Cuspide #4755
Col. Parques del Pedregal
C.P. 14010 Mexico, D.F.
Telephone:  52-55-5629-8866
Fax:                           52-55-5666-1486
Attention:  Mr. Juan Fernández

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
Telephone:  212-530-5000
Fax:  212-530-5219

Attention:                 Luc A. Despins, Esq.
Thomas C. Janson, Esq.

if to a Supporting Noteholder, to the address set forth on the signature pages to this Agreement, with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, NY 10022
Telephone:  212-872-1000
Fax:  212-872-1002

Attention:                 Michael S. Stamer, Esq.
Steven H. Scheinman, Esq.

Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt.  Notices by the Supporting Noteholders may be given by the counsel to the Supporting Noteholders.

17.                                 Governing Law.

This Agreement shall be governed in all respects by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to any choice of law principles thereof which would require the application of the law of another jurisdiction.

18.                                 Jurisdiction.

By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably and unconditionally agrees that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought exclusively (a) in the United States Bankruptcy Court for the Southern District of New York if the Company has commenced a case under Chapter 11 of the Bankruptcy Code or (b) in a federal or state court of competent jurisdiction in the State of New York if the Company has not commenced a case under Chapter 11 of the Bankruptcy Code.  The signatories to this Agreement hereby consent to the exclusive jurisdiction and venue of such courts and hereby agree not to object or contest the jurisdiction or venue of any such court.

19.                                 Consent to Service of Process.

Each party to this Agreement irrevocably consents to service of process with respect to any action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement by mail at the address listed with the signature of each such party on the signature pages to this Agreement.  Each party agrees that its submission to jurisdiction and consent to service of process by mail is made for the express benefit of each of the other parties to this Agreement.  The Company will within five Business Days appoint CT Corporation System, with offices at 111 Eighth Avenue, New York, New York  10019 as its authorized agent upon which process may be served in any such action, suit or proceeding.

20.                                 Specific Performance.

It is understood and agreed by each of the signatories to this Agreement that money damages may not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to seek specific performance, injunctive, rescissionary or other equitable relief as remedy for any such breach.

21.                                 Headings.

The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

22.                                 Successors and Assigns; Several Liability.

This Agreement is intended to bind and inure to the benefit of the parties to this Agreement and their respective successors, permitted assigns, heirs, executors, administrators and representatives.  The agreements, representations, warranties, covenants and obligations of the undersigned parties under this Agreement are, in all respects, several and not joint.

23.                                 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page by telecopier shall be effective as delivery of a manually executed counterpart.  Any Noteholder may become party to this Agreement on or after the date of this Agreement by executing a signature page to this Agreement.

24.                                 No Third-Party Beneficiaries.

Unless expressly stated in this Agreement, this Agreement shall be solely for the benefit of the parties to this Agreement, and no other Person shall be a third-party beneficiary hereof.

25.                                 No Solicitations.

This Agreement is not intended to be, and each party to this Agreement acknowledges that it is not, a solicitation of the acceptance or rejection of any plan of reorganization for the Company pursuant to section 1125 of the Bankruptcy Code.

26.                                 Consideration.

It is hereby acknowledged by each of the parties hereto that no consideration (other than the obligations of the other parties under this Agreement) shall be due or paid to the parties hereto for their agreement to support the Bankruptcy Plan in accordance with the terms and conditions of this Agreement, other than the Company’s agreement to use commercially reasonable efforts to obtain approval of confirmation of the Bankruptcy Plan in accordance with the terms and conditions of this Agreement.

27.                                 Independent Due Diligence and Decision-Making.

(a)                                  Each of the parties hereby confirms that its decision to execute this Agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions and prospects of the Company.

(b)                                 Each of the Supporting Noteholders acknowledges that all documents, records and books pertaining to the Company requested by such Supporting Noteholders have been made available for inspection by it, its attorneys, financial advisors and accountants, and that it understands that all such documents, books and records will continue to be made available to it and its attorneys, financial advisors and accountants for inspection upon reasonable notice, during reasonable business hours.  Each of the Supporting Noteholders and their respective advisors have had a reasonable opportunity to ask questions of and receive answers from the officers of the Company, or a person or persons acting on their behalf, concerning the Company and the terms and conditions of the Restructuring, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense by the officers of the

Company, necessary to confirm the accuracy of the information provided by, or on behalf of, the Company.  All such questions have been answered to the reasonable satisfaction of such Supporting Noteholder.

(c)                                  Each of the Supporting Noteholders has such knowledge and experience in financial and business matters as to enable it (i) to utilize the information made available to it in connection with the Restructuring, (ii) to evaluate the merits and risks associated with the Restructuring, and (iii) to make an informed decision with respect thereto.

(d)                                 Each of the Supporting Noteholders has the capacity to protect its own interests in connection with the Restructuring and has obtained, in such Supporting Noteholder’s judgment, sufficient information relating to the Company and its businesses to evaluate the merits and risks of this investment.

(e)                                  Each of the Supporting Noteholders understands that any and all financial forecasts provided by, or on behalf of, the Company are based on various estimates and assumptions of the officers of the Company and their respective advisors and are subject to the caveats set forth in such materials.

28.                                 Public Disclosures.

Prior to the issuance of any public disclosures regarding the Restructuring, the Company shall consult with the Ad Hoc Noteholders’ Committee as to the form and substance of such public disclosures materially related to this Agreement or any other transactions contemplated hereby; provided that nothing in this Section 28 shall be deemed to prohibit the Company from making any disclosure which it, upon the advice of counsel, deems necessary or advisable in order to satisfy its respective disclosure obligations imposed by law or the rules of any stock exchange on which securities of the Company are listed or quoted.  Notwithstanding the foregoing, neither the identity of a Supporting Noteholder nor the amount of Existing Notes held by a specific Supporting Noteholder shall be disclosed without the prior written consent of such Supporting Noteholder.  Upon the execution of this Agreement, the Company shall (i) issue a press release in the form annexed hereto as Annex B and (ii) file a Form 6-K with the SEC and an analogous report with the CNBV containing such press release, together with a copy of this Agreement (including the Annexes hereto, but excluding Schedule A and Schedule B hereto).

29.                                 Impact of Appointment to Creditors’ Committee.

Notwithstanding anything herein to the contrary, if any Supporting Noteholder is appointed to and serves on an official committee of creditors in a chapter 11 case or other bankruptcy proceeding, the terms of this Agreement shall not be construed so as to limit such Supporting Noteholder’s exercise (in its sole judgment and discretion) of its fiduciary duties to any Person arising from its service on such official committee of creditors, and any such exercise (in the sole judgment and discretion of such Supporting Noteholder) of such fiduciary duties shall not be deemed to constitute a breach of the terms of this Agreement.

30.                                 Additional New Notes.

The provisions of the Section of the Term Sheet entitled “Escrow of Additional New Notes” are hereby incorporated into and made a part of this Agreement as if fully set forth herein, and such provisions shall constitute a binding agreement of the Company as of the Effective Date.  In furtherance of such provisions, the Company shall execute an Escrow Agreement (in a form, and with an Escrow Agent, reasonably acceptable to the Company and the Required Noteholders) and shall deposit the Additional New Notes, together with the New Notes Indenture and the Security Documents, in each case duly executed and delivered (and authenticated with respect to the Additional New Notes), with the Escrow Agent not later than two Business Days after the Effective Date.  For purposes of incorporation of such provisions, a Supporting Noteholder shall only be deemed to be in “default” if such Supporting Noteholder has committed a Noteholder Breach and the Company shall only be deemed to be in default if there shall have occurred a Company Default.  In addition, in the event the Supporting Noteholders are entitled to receive the Additional New Notes other than in connection with the consummation of the Restructuring, the Company shall at its expense file a Registration Statement under the Securities Act not later than one month after receipt by the Supporting Noteholders of the Additional New Notes to register debt securities of the Company with terms and provisions identical to the Additional New Notes to be issued in exchange for the Additional New Notes pursuant to a registered exchange offer on terms customary for such “A/B Exchange Offers” or, if such A/B exchange offer cannot be conducted consistent with the requirements of the Securities Act, to register the Additional New Notes prior to the distribution of the Additional New Notes to the Supporting Noteholders.  The Company will (i) use its commercially reasonable efforts to have such Registration

Statement declared effective not later than three months after the receipt of the Additional New Notes, and (ii) commence the exchange offer as soon as practicable after such effective date.  The provisions of this Section 30 shall survive any termination of this Agreement.

31.                                 Support Letter.

Simultaneously with the execution hereof, the Controlling Shareholders have delivered (i) to the Supporting Noteholders a support letter in the form attached as Annex C and (ii) an irrevocable letter of instruction to vote their shares of the Company in favor of the Restructuring in the form attached as Annex D.  In addition, the Company has delivered to counsel to the Ad Hoc Noteholders’ Committee certified copies of the resolutions of the Company’s Board of Directors and shareholders approving the Restructuring and this Agreement, together with a certificate of the Company’s secretary certifying that such resolutions were duly adopted and remain in full force and effect as of the date hereof.

[SIGNATURES BEGIN ON NEXT PAGE]

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

GRUPO TMM, S.A.

By:
Name:
Title:
	Address:	Av. De la Cuspide #4755 Col. Parques del Pedregal C.P. 14010 Mexico, D.F.

SUPPORTING NOTEHOLDERS

By:
Name:
Title:
Address:

Principal Amount of Existing Notes: $

Schedule A

[Intentionally Omitted]

Schedule B

[Intentionally Omitted]

Schedule C

Indebtedness and Other Obligations as of September 30, 2003

GRUPO TMM, S.A. and Restricted Subsidiaries (excluding TFM)

Indebtedness and Certain Other Obligations as of September 30, 2003

(Figures in USD)

Indebtedness / Other Obligations	Amount Outstanding as of September 30, 2003	Debtor / Guarantor
Grupo TMM 9.50% 2003 Notes	176,875,000	Grupo TMM, S.A.
Bank Loan with Banca Mifel, S.A.	1,350,000	Grupo TMM, S.A.
Bank Loan with Banco Invex, S.A.	2,554,940	Servicios de Logistica de Mexico, S.A. de C.V.
Capital Lease with Transamerica Leasing	266,006	TMM Logistics, S.A. de C.V. (Guaranteed by Grupo TMM, S.A.)
Grupo TMM 10.25% 2006 Notes	200,000,000	Grupo TMM, S.A.
Obligations from the Sale of Receivables	54,000,000	Grupo TMM, S.A., Naviera del Pacifico, S.A. de C.V. and TMM Logistics, S.A. de C.V. on a joint and several basis.
JB Hunt Note	13,584,623	TMM Logistics, S.A. de C.V. (Guaranteed by Grupo TMM, S.A.)
Total Indebtedness	448,630,569

Schedule D

Names of Legal Owners of Shares

Grupo TMM S.A.

Shares Held Beneficially by Serrano Segovia Family

Shareholder Name	Series A Shares (BMV)	ADRs (NYSE)	Total
Jose Serrano Segovia	4,136,676	6,329,449	10,466,125
Ramon Serrano Segovia	2,577,827	4,897,638	7,475,465
Teresa Serrano Segovia	150,000	4,262,914	4,412,914
Servicios Directivos Servia, S.A. de C.V. (SEDISE)*	1,160,000	3,002,914	4,162,914
Promotora Servia, S.A. de C.V. (PS)*	500	0	500
Total Shares	8,025,003	18,492,915	26,517,918

Concept	Series A Shares (BMV)	ADRs (NYSE)	Total
Total Shares Outstanding+	8,642,621	48,320,516	56,963,137
Serrano Segovia Family Shares	8,025,003	18,492,915	26,517,918
Serrano Segovia Family Shares as percent of Total Shares Outstanding	92.85%	38.27%	46.55%

*: Jose Serrano and Ramon Serrano hold 57.14% and 42.86%, respectively, of both SEDISE and PS.

+: Source: Citigroup Depositary Receipt Services (http://ww.ss.citissb.com/adr/www/) on December 8, 2003.

Serrano Segovia Family Shares

Breakdown of Beneficial Ownership by Record Holder

Shareholder Name	Series A Shares	Record Holder
Jose Serrano Segovia	328,069	GE Capital Bank, S.A., Institución de Banca Múltiple, GE Capital Grupo Financiero
Jose Serrano Segovia	3,808,607	IXE Casa de Bolsa, S.A. de C.V., IXE Grupo Financiero
Total Series A Shares:	4,136,676

Ramon Serrano Segovia	246,081	GE Capital Bank, S.A., Institución de Banca Múltiple, GE Capital Grupo Financiero
Ramon Serrano Segovia	2,331,746	IXE Casa de Bolsa, S.A. de C.V., IXE Grupo Financiero
Total Series A Shares:	2,577,827

Teresa Serrano Segovia	150,000	Interacciones Casa de Bolsa, S.A. de C.V. Grupo Financiero Interacciones.
Total Series A Shares:	150,000

Servicios Directivos Servia, S.A. de C.V.	574,150	IXE Casa de Bolsa, S.A. de C.V., IXE Grupo Financiero
Servicios Directivos Servia, S.A. de C.V.	425,850	Banco Nacional de México, S.A. Grupo Financiero Banamex (Hoy Citibank)
Servicios Directivos Servia, S.A. de C.V.	160,000	Invex Casa de Bolsa, S.A. de C.V. Invex Grupo Financiero.
Total Series A Shares:	1,160,000

Promotora Servia, S.A. de C.V.	500	Promotora Servia, S.A. de C.V.
Total Series A Shares:	500

Annex A

Term Sheet

Annex A

SUMMARY TERM SHEET FOR

PROPOSED RESTRUCTURING OF SENIOR NOTES

OF GRUPO TMM, S.A.

This non-binding Term Sheet sets forth a brief summary of the principal terms of the proposed restructuring of the outstanding 9 1/2 % Notes due 2003 (the “2003 Notes”) and 10 1/4 % Senior Notes due 2006 (the “2006 Notes” and, together with the 2003 Notes, the “Existing Notes”) of Grupo TMM, S.A. (the “Company”) pursuant to a consensual exchange offer. The terms of the proposed Restructuring (as defined below) are being made on a non-binding basis by the Company and the Ad Hoc Noteholders Committee (the “Committee”) representing more than a majority of the Existing Notes. No party shall be obligated with respect to any Restructuring unless and until all definitive documentation is negotiated and executed, and all conditions precedent are satisfied or waived. The Restructuring will be effected by an exchange offer or other mutually acceptable out-of-court transaction or, if the conditions to the exchange offer are not satisfied, via a pre-negotiated (i.e., pre-packaged or pre-arranged) Chapter 11 proceeding in the U.S. (to the extent there is sufficient jurisdiction to do so) and/or a concurso mercantil proceeding under the laws of Mexico (the “Restructuring”). The definitive documentation shall be in form and substance satisfactory to the Company and the Committee.

This Term Sheet is subject to the terms of the Confidentiality Agreements between the Company and certain members of the Committee and their advisors and, subject to the terms of the Confidentiality Agreements, without the prior written consent of the Company or the Committee members subject to such Confidentiality Agreements, as the case may be, the contents or existence of this Term Sheet may not be disclosed by the Committee or the Company to any third party, except as set forth in the Confidentiality Agreements.

THIS TERM SHEET IS SUBJECT TO REVIEW BY THE U.S. AND MEXICAN TAX ADVISORS TO THE COMPANY AND THE COMMITTEE.

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SUMMARY TERM SHEET

Company:	Grupo TMM, S.A.

Existing Notes:	9 1/2% Notes due 2003 having an aggregate principal amount outstanding of $176,875,000 (the “2003 Notes”)

10 1/4% Senior Notes due 2006 having an aggregate principal amount outstanding of $200,000,000 (the “2006 Notes”, and together with the 2003 Notes, the “Existing Notes”)

New Securities:	Senior Secured Notes (the “New Notes”) and the additional Senior Secured Notes (the “Additional New Notes”), in each case on the terms described below.

Exchange Offer:

On the settlement date of the exchange offer or, if the conditions to the exchange offer are not satisfied and the Restructuring is effected through a Chapter 11 proceeding or a concurso mercantil proceeding, on the effectiveness of the plan pursuant to any such proceeding (as the case may be, the “Settlement Date”), the Company will issue $1,000 principal amount of New Notes for each outstanding $1,000 principal amount of Existing Notes which are validly tendered and accepted pursuant to the terms of the exchange offer or converted as a result of a plan pursuant to a Chapter 11 proceeding or a concurso mercantil proceeding.  In addition, the Company will issue $50 principal amount of Additional New Notes for each $1,000 claim amount of Existing Notes (inclusive of interest accruals to, but not beyond, the date that is the earlier of (i) December 24, 2003 and (ii) the date that the Additional New Notes are deposited in escrow, as described below under “Escrow of Additional New Notes”).

Accrued Interest:

All accrued and unpaid interest on the Existing Notes (including interest on the 2003 Notes for the period from and after May 15, 2003) shall be payable in New Notes with a principal amount equal to such accrued unpaid interest to, but not including, the Settlement Date; provided, that (i) the interest accrual rate on the Existing Notes for this purpose shall be (A) at the rate of interest set forth in the respective Existing Notes for the period through May 14, 2003 and (B) 11.50% for the period from and after May 15, 2003 and (ii) there shall be no interest paid on accrued interest.

Registration:	The New Notes and Additional New Notes to be received by the exchanging holders, and any American Depositary Receipts

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(“ADRs”) representing shares of the Company’s Common Stock (the “Common Stock”) issued in payment of interest on the New Notes or the Additional New Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”) and freely transferable under the Securities Act upon issuance (other than with respect to any such securities held by “affiliates” of the Company).

Exit Consents:

Exchanging holders of 2006 Notes will provide exit consents to (i) the elimination of substantially all of the covenants under the existing 2006 Notes indenture and (ii) to the extent permitted by the indenture relating to the 2006 Notes, the waiver of any default arising as a result of the failure to have paid interest on the 2006 Notes when due or to otherwise have complied with the terms of the 2006 Notes, in each case prior to the Settlement Date, effective upon receipt of the requisite consents and acceptance by the Company of the 2006 Notes for exchange.

In addition, the holders of the Existing Notes will provide consents to a pre-arranged or pre-packaged proceeding under Chapter 11 of the United States Bankruptcy Code or a concurso mercantil under the laws of Mexico in order to effect the Restructuring if the requisite condition relating to the minimum tender amounts is not satisfied.

Voting Agreements:

Members of the Committee will enter into a voting agreement (the “Voting Agreement”) with the Company pursuant to which such holders will agree, subject to the terms of such Voting Agreement, to (or, if such members do not have voting discretion, to recommend that such holders) (i) tender their Existing Notes in the Exchange Offer, (ii) forbear from taking any action or pursuing any remedies available to them under the agreements evidencing the Existing Notes and (iii) if and when solicited in the context of a Chapter 11 or concurso mercantil proceeding, to vote in favor of a plan proposed by the Company to effect the restructuring and against any other plan. The Voting Agreement will contain customary terms and conditions, including mutually agreed upon milestones (including, among others, receipt of the Requisite Consents (as defined below) by a date certain) which, if not achieved by specified dates, will permit any holder of Existing Notes that has executed a Voting Agreement to terminate the Voting Agreement as to itself only.

Upon receipt of Voting Agreements from holders owning in the aggregate at least 42% of the Existing Notes, the Company will publicly announce the transactions contemplated by this Term

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Sheet.  The Company will provide the text of the proposed public announcement to the advisors to the Committee prior to its release, which announcement shall be subject to approval by the advisors to the Committee, such approval not to be unreasonable withheld, provided, that the Company may make any announcement required by law or the rules of any stock exchange on which its securities are listed.

Escrow of Additional New Notes:

The Company will, upon receipt of Voting Agreements executed by holders of at least 51% of the Existing Notes, deposit in escrow the Additional New Notes, which will begin to accrue interest as of the date that the Additional New Notes are released from escrow and distributed to the holders as described below.  The Voting Agreements will provide that the Additional New Notes will be released from escrow and distributed to the holders (A) on the Settlement Date as described in the next paragraph or (B) if (i) the Restructuring does not occur prior to June 30, 2004 (the “Outside Date”) and (ii) the conditions set forth in the second paragraph below are satisfied, on the Outside Date.

In the event that (i) holders representing at least 51% of the Existing Notes have entered into Voting Agreements and are not in default thereunder, and (ii) the Restructuring is consummated, then, on the Settlement Date, the Additional New Notes shall be released from escrow and distributed pro rata to the holders of Existing Notes who executed Voting Agreements or irrevocably consented to the Restructuring or, if required by law, distributed pro rata to all exchanging (or converting) holders of Existing Notes.

In the event that (i) holders representing the greater of (x) 51% of the Existing Notes and (y) in the event the Company elects to effect the Restructuring through a Chapter 11 proceeding and votes on a plan of reorganization have been solicited, a number of holders and a principal amount of Existing Notes, in each instance sufficient to constitute an “accepting class” as determined pursuant to Section 1126(c) of the Bankruptcy Code (as the case may be, the “Requisite Holders”) have entered into Voting Agreements and are not in default thereunder, and (ii) the Restructuring has not been consummated prior to the Outside Date (other than as a result of an order issued by a court, or the failure of a court to have taken any necessary action, in either case on a motion of any person other than the Company or any of its affiliates), then, on the Outside Date, the Additional New Notes shall be released from escrow and distributed pro rata to each holder of Existing Notes who is then

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subject to a Voting Agreement (and is not in default thereunder).

Notwithstanding the foregoing, in the event that (i) holders representing at least 51% of the Existing Notes have entered into Voting Agreements and are not in default under the Voting Agreements, and (ii) the Company defaults under the Voting Agreements and such default has not been cured prior to the Outside Date and (iii) the Restructuring has not been consummated prior to the Outside Date, then on the Outside Date the Additional New Notes shall be released from escrow and distributed pro rata to the holders of Existing Notes who are then subject to the Voting Agreements.

Board and Shareholder Approvals:

Prior to the execution of the Voting Agreements, the Company shall provide the Committee and its legal counsel with evidence, reasonably satisfactory to the Committee, that (i) the board of directors of the Company has irrevocably approved the Restructuring and recommended the Restructuring to the shareholders of the Company and (ii) the controlling shareholders of the Company have entered into a support agreement and made arrangements satisfactory to the Committee and its counsel with respect to the voting of their shares to approve the Restructuring.  The Restructuring for these purposes shall include this Term Sheet and the Voting Agreements and the transactions contemplated hereby and thereby.

Conditions to Closing:	Among others:

(i) All definitive documentation shall be in form and substance satisfactory to the Company and the Committee.

(ii)           The Committee shall have received evidence reasonably satisfactory to the Committee that the security interests to be granted in favor of the holders of the New Notes and Additional New Notes as described in Attachment A do not result in a breach of the Securitization Facility (as defined in Attachment A) or the Company’s or its subsidiaries’ existing joint venture agreements or security arrangements, and any amendment of the Securitization Facility or such agreements and arrangements shall be on terms reasonably satisfactory to the Committee.

(iii)          GE shall have waived any existing defaults under the existing ship financing arrangements, and the GM Put and the J.B. Hunt Second Amended Memorandum of Agreement and Promissory Note, as amended in accordance therewith, shall not have been amended except on terms reasonably satisfactory to the

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Committee.

(iv) Requisite consents of regulatory authorities and third parties shall have been obtained, including registration of the New Notes, the Additional New Notes and the ADRs under the Securities Act.

(v) Satisfaction of the minimum tender condition described below, as applicable.

(vi)          The existing payable from the Company to Promotora Servia, S.A. de C.V. (“Promotora Servia”) in the amount of $6,500,000 shall be settled through the issuance to Promotora Servia of New Notes at the completion of the Restructuring valued at the principal amount of such payable.

Management Inventive Program:

As a condition to the willingness of the Committee to proceed with the Restructuring, the Company shall establish an incentive program for management and other key employees of TMM. The program will provide for incentive payments upon the achievement of milestones, such as timely completion of the Restructuring and early debt repayment, agreed upon by the Committee and the Company. The basic outlines of the program are set forth in Attachment B hereto.

Implementation:

The exchange offer shall require the minimum participation of 98% of the aggregate principal amount of the outstanding 2003 Notes and 95% of the aggregate principal amount of the outstanding 2006 Notes. If such participation is not achieved, the Restructuring shall be implemented through a pre-negotiated (i.e., prepackaged or pre-arranged) Chapter 11 proceeding (to the extent there is sufficient jurisdiction to do so) or concurso mercantil proceeding that will have a binding effect on all holders, as determined by the Company.

Expenses:

The Company shall pay all reasonable fees, disbursements and expenses of the Committee, including reasonable fees, disbursements and expenses of the Committee’s legal counsel and financial advisor which the Company engaged in connection with the contemplated restructuring.

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New Notes and Additional New Notes

Term:

Three (3) years from the Settlement Date; provided, that the term of the New Notes and Additional New Notes may be extended by the Company for one (1) additional year, provided (i) the Company notifies the holders of the New Notes and Additional New Notes of such extension not later than 90 days prior to the third anniversary of the Settlement Date, (ii) the Company pays to the holders of the New Notes and Additional New Notes on the third anniversary of the Settlement Date a cash fee equal to 4.00% of the principal amount of the then outstanding New Notes and Additional New Notes (such payment to be effected in the same manner as the interest payment due on such date), (iii) the Company, on the first day of the extension term and on the first day of each successive three (3) month period thereafter, will pay in advance the amount of interest payable on the New Notes and Additional New Notes with respect to each three (3) month period during the extension term, and (iv) no Event of Default shall have occurred and be continuing on the third anniversary of the Settlement Date or shall occur as a result of such extension.

Interest:	10.50% per annum payable semi-annually in cash, provided, that:

(a) on any interest payment date within the first three years of the Settlement Date, the Company may elect to pay the interest due on such interest payment date as follows:

(i) not less than 2.00% per annum payable in cash, plus additional cash interest at the Company’s election; and

(ii)       the remainder through the issuance of additional New Notes with a principal amount equal to the interest due on such interest payment date; provided, that if the Company elects to exercise its option to pay-in-kind the interest due on any interest payment date, the interest rate applicable for each interest payment period shall be as set forth below (including any cash interest payment):

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Interest Payment Period	Interest Rate

1	12.00%

2	12.00%

3	12.00%

4	12.00%

5	12.50%

6	13.00%

(b)           on any interest payment date within the first three years of the Settlement Date, the Company may elect to pay all or any portion of the non-cash interest due (at the pay-in-kind interest rate set forth above) on such interest payment date through the issuance of U.S. registered ADRs having a value equal to the interest due, which ADRs shall be issued at a 5% discount to the 20 trading-day Volume Weighted Average Price of the ADRs.

(c)           in the event the Company duly extends the term of the New Notes and Additional New Notes for one additional year as provided above, then the interest rate on the outstanding principal amount of New Notes and Additional New Notes shall be 12.00% during the one year extension term of the New Notes and Additional New Notes, which amount shall be payable only in cash and shall be payable quarterly in advance as set forth above.

Notwithstanding the foregoing, if, prior to the maturity date of the New Notes and Additional New Notes, the Company (i) makes an offer to purchase New Notes and Additional New Notes at a purchase price equal to or greater than 100% of the principal amount thereof, plus accrued interest to the repurchase date (which offer shall remain open for at least 20 days and shall contain no minimum tender offer condition) and the Company accepts for payment the New Notes or Additional New Notes validly tendered therein (subject to any applicable proration), or (ii) redeems or repurchases New Notes or Additional New Notes for cash pursuant to the terms of the indenture relating to the New Notes and Additional New Notes, or (iii) redeems or retires New Notes or Additional Notes pursuant to a Qualifying Exchange (as defined below), in any such case for an aggregate principal amount of New Notes and Additional New Notes set forth below, then, in such event, the then applicable interest rate applicable from and after the

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first date (or, if such date occurs on or after the ex-coupon date for any interest payment, on the next interest payment date occurring subsequent to such date) on which such offer to purchase expires (in the case of (i) above) or such amount is so redeemed or retired (in the case of (ii) or (iii) above), shall be reduced by the amount set forth below:

Principal Amount	Interest Rate Reduction

< $100 million	0.00%

$100 million - $150 million	0.67%

> $150 million	1.00%

“Qualifying Exchange” means any exchange, at the option of the holder of Notes, of shares of Capital Stock (other than Disqualified Capital Stock) of the Company or Qualifying Subordinated Indebtedness of the Company for outstanding New Notes and Additional New Notes; provided, that, in the case of any exchange involving Qualified Subordinated Indebtedness, such exchange is not with an Affiliate unless it is made pursuant to an offer open to all holders of the Notes. “Qualifying Subordinated Indebtedness” means Indebtedness of the Company that (i) is subordinated in right of payment to the New Notes and Additional New Notes, (ii) does not require any principal payments prior to the stated maturity of the New Notes and Additional New Notes and (iii) has aggregate annual cash interest payments not in excess of the lesser of (a) the sum of (1) 2% of the principal amount of such Qualifying Subordinated Indebtedness plus (2) the annual cash interest requirements on all New Notes and Additional New Notes retired by the Company prior to the issuance date of such Qualifying Subordinated Indebtedness through the application of VAT Proceeds (less any cash interest requirements in excess of 2% per annum on Qualifying Subordinated Indebtedness previously issued) and (b) 8% per annum.

The New Notes will include provisions requiring the Company or the trustee to give public notice of such offer to purchase, redemption or retirement and the effective date and amount of such interest rate reductions.

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Ranking; Subordination; Certain Restricted Payments:

The New Notes and Additional New Notes will rank pari passu in right of payment with all existing or future senior debt of the Company and will rank senior to the Company’s existing and future subordinated debt.

All intercompany indebtedness, notes, claims and payments shall be subordinated in right of payment to the New Notes and Additional New Notes.

Except for the existing payable from the Company to Promotora Servia described above, all indebtedness, notes, claims and payments owed to Promotora Servia or its affiliates, as well as any consulting fees and other payments and compensation (other than reasonable and customary compensation as employees or directors) payable to Promotora Servia or its affiliates, shall be subordinated in right of payment to the New Notes and Additional New Notes, shall be accrued and shall not be paid to Promotora Servia or its affiliates until the New Notes and Additional New Notes have been paid in full.

Security and Guarantees:	As provided in Attachment A.

Redemption:

The Company may redeem the New Notes and Additional New Notes in whole or from time to time in part at any time at a cash redemption price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the redemption date.

If a Change of Control occurs prior to redemption, the Company shall make an offer to purchase the New Notes and Additional New Notes for cash at 101% of the aggregate principal amount, plus accrued and unpaid interest to the repurchase date.

Notwithstanding the foregoing, the redemption price for any redemption (or the repurchase price for any repurchase pursuant to the Change of Control repurchase right) shall be in cash at 100%, plus accrued and unpaid interest to the redemption or repurchase date, as applicable, until the Company has repaid, redeemed or otherwise retired $150,000,000 principal amount of New Notes and Additional New Notes.

Covenants:	Substantially similar to covenants proposed in the Company’s most recent exchange offer, except that:

(i) Additional unrestricted subsidiaries shall not be permitted.

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(ii)           No future affiliate transactions with Promotora Servia or any other affiliates (other than reasonable and customary compensation as employees or directors or transactions between or among the Company and its Restricted Subsidiaries) may be entered into.

(iii)          The Company and its Restricted Subsidiaries shall not be permitted to incur additional Indebtedness other than (a) Refinancing Indebtedness and (b) Indebtedness in an aggregate principal amount at any time outstanding (including any amounts outstanding at the Initial Issuance Date under the Securitization Facility) up to the sum of (1) the principal amount of all certificates outstanding at the Initial Issuance Date under the Securitization Facility (which will not be in excess of $54 million on such date), plus (2) $25,000,000, less (3) the amount of any such Indebtedness that has been repaid with the proceeds from any Asset Disposition or Permitted Disposition or with VAT Proceeds, which Indebtedness incurred pursuant to this clause (b) is either (1) incurred under the Securitization Facility; or (2) incurred other than under the Securitization Facility and which (A) is unsecured or (B) if secured, has a Stated Maturity which is not less than the Stated Maturity of the Securitization Facility, has principal and interest payments that, at the date of issuance, do not have a present value (per $1,000 principal amount of such Indebtedness) which is greater than the present value at such date of the principal and interest payments on the certificates issued under the Securitization Facility (per $1,000 face amount of such certificates) and is secured on terms no more favorable to the holders of such Indebtedness than to holders of the certificates under the Securitization Facility; provided, that any amounts incurred pursuant to this clause (b) shall (i) not be used to redeem, repay, repurchase or otherwise retire any Indebtedness which is subordinated in right of payment to the New Notes the Additional New Notes and (ii) be applied in compliance with the other covenants set forth in the indenture governing the New Notes and Additional New Notes. The definition of “Refinancing Indebtedness” shall be modified to require that (i) in the case of Refinancing Indebtedness incurred to refinance the New Notes or the Additional New Notes, such Refinancing Indebtedness meets the requirements of clause (iii) of the definition of “Qualifying Subordinated Indebtedness,” above, and (ii) in the case of any other Refinancing Indebtedness, the principal of and interest payments on such Refinancing Indebtedness shall not have a present value (per $1,000 principal amount of such Refinancing Indebtedness) which is greater than the present value at such date

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of the principal and interest payments on the Indebtedness being refinanced (per $1,000 principal amount of such Indebtedness).

(iv)          Subject to the release provisions set forth in Attachment A, the Company and its Restricted Subsidiaries may, without obtaining the consent of the holders of the New Notes and Additional New Notes, (x) sell (or approve the sale of) any capital stock or assets of TMM Holdings S.A. de C.V. (“Holdings”), TMM Multimodal S.A. de C.V. (“TMM Multimodal”), Grupo Transportatión Ferroviarria Mexicana, S.A. de C.V. (“Grupo TFM”) or TFM, S.A. de C.V. (“TFM”) or (y) merge or consolidate (or approve the merger or consolidation of) Holdings, TMM Multimodal, Grupo TFM or TFM or (z) issue (or approve the issuance of) securities of Holdings or TMM Multimodal or, to the extent that the proceeds thereof are received by the Company or any Restricted Subsidiaries, Grupo TFM or TFM (any such transaction, a “Permitted Disposition”), provided that:

(A)             if any transaction involves more than $10 million, individually, or any transactions during the term of the New Notes involve more than $25 million, in the aggregate, the Company shall receive an opinion from the United States-based branch of any of Bear Stearns & Co., Credit Suisse First Boston Corporation, Houlihan, Lokey, Howard & Zukin, J.P Morgan Securities, Lehman Brothers, Merrill Lynch & Co., or Morgan Stanley & Co.; provided, that (i) such investment bank has not been engaged to render investment banking services to the Company or KCS or their respective subsidiaries during the period of six months preceding the date of such opinion and agrees not to render investment banking services to the Company or KCS or their respective subsidiaries for a period of six months following the delivery of the opinion and (ii) in the case of J.P. Morgan Securities, such opinion shall be limited to transactions covered by the engagement agreement in effect at the date hereof (the “Investment Bank”), to the effect that the consideration to be received in connection with such transaction is fair, from a financial point of view, to the Company and its Restricted Subsidiaries;

(B)              the cash consideration to be received by the Company or its Restricted Subsidiaries in the transaction shall be equal to or greater than 35% of then outstanding principal amount of the New Notes and Additional New Notes, plus accrued unpaid interest;

(C) any consideration other than cash to be received in such transaction shall be securities (1) issued by an entity that is

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eligible to register securities on Form F-3 or Form S-3 under the Securities Act and such securities so received are either (x) freely transferable under the Securities Act or (y) entitled to the benefits of a registration rights agreement pursuant to which the issuer of the securities is required to effect a registration under the Securities Act of the shares received in such transaction not later than six months after the closing of the transaction (subject to customary blackout, hold-back and other similar provisions) and (2) constituting no more than 40% of the fully diluted capital stock of such entity;

(D) the party to which such shares of capital stock are sold or with or into which such company is merged is not, prior to the transaction, an affiliate of the Company; and

(E)              all net cash proceeds from such transaction shall be applied (without restriction or limitation) to repay the principal amount plus accrued interest of the New Notes and Additional New Notes pursuant to an offer to purchase made to all holders of the New Notes and Additional Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued unpaid interest to the repurchase date (provided, that if required by the terms of the Securitization Facility or the J.B. Hunt Note, such net cash proceeds may be applied to retire amounts outstanding under the Securitization Facility (which shall, subject to the right of the Company to incur additional Indebtedness pursuant to clause (iii)(b) above, be a permanent reduction of the commitments thereunder) or to make required payments, on a pro rata basis with the New Notes and Additional New Notes, under the J.B. Hunt Note) and all non-cash proceeds of such transaction shall be pledged (as a first priority security interest) to secure the New Notes and Additional New Notes.

(v)           The Company shall have the right to complete any Asset Disposition that is an Exchange Transaction as defined in Attachment A, subject to compliance with the applicable provisions set forth in Attachment A.

(vi)          All other Asset Dispositions (to be defined without any reference to any minimum dollar amount or baskets but to include customary exceptions for replacement of assets in the ordinary course of business and other ordinary course transactions) shall be conducted in compliance with the requirements for Asset Dispositions under the New Indenture, except that all net cash proceeds and non-cash proceeds of all such other Asset Dispositions shall be applied or pledged as set forth in

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clause (iv)(E) above.

(vii)         All net cash proceeds and non-cash proceeds from the VAT Claim (“VAT Proceeds”) received by the Company or any Restricted Subsidiary (other than amounts received in respect of tax liabilities of the consolidated tax group related to or arising out of the receipt by TFM of amounts in respect of the VAT Claim or the receipt by the Company or any Restricted Subsidiary of any VAT Proceeds) shall be applied or pledged as set forth in clause (iv)(E) above.

Events of Default:	Substantially similar to those proposed in the Company’s most recent exchange offer, except:

(i) the grace period with respect to interest payments shall be reduced to 5 business days;

(ii) the failure to provide guarantees and security interests as contemplated hereby shall constitute an automatic Event of Default and shall not require any notice or other action;

(iii)          the default in the payment of amounts due under the Put or due to Kansas City Southern (“KCS”) as a result of any payments made by KCS as a result of the Put shall not in and of itself constitute an Event of Default (except as set forth in clause (iv) below);

(iv)          the entry of any judgment as a result of litigation or other proceedings in connection with the Put or any disputes with KCS relating to or arising out of the NAFTA Rail transaction or other existing disputes with KCS relating to Grupo TFM or TFM shall not in and of itself constitute an Event of Default, provided that the issuance of an order (whether pre-judgment or after the entry of such judgment) which order will, upon execution, result in the attachment of assets of the Company or its Restricted Subsidiaries (A) having a value in excess of $10,000,000, which attachment represents a lien on assets of the Company or such Restricted Subsidiary which is prior to any security interest in such assets that is created by the security arrangements outlined in Attachment A in favor of the New Notes and Additional New Notes, or (B) having a value in excess of $25,000,000, which attachment represents a lien on assets of the Company or such Restricted Subsidiary in which the holders of the New Notes and Additional New Notes do not have a security interest, shall constitute an Event of Default; provided, that any attachment pursuant to clause (B) above shall not constitute a default until the 60th day following the

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date of such order and shall not be a default if, within such 60 day period, the Company delivers to the Trustee an opinion from one of the Investment Banks to the effect that the net value of the equity of the Company (taking into account all indebtedness of the Company and its Restricted Subsidiaries and the judgment giving rise to such order) is at least equal to 5% of the outstanding principal amount of the New Notes and Additional New Notes then outstanding;

(v)                                 the issuance or reinstatement of any medida cautelar, suspension order or similar order by a court or other governmental body of competent jurisdiction that affects or could affect the Company’s obligations with respect to the New Notes or the Additional New Notes shall constitute an automatic Event of Default and shall not require any notice or other action; and

(vi)                              the failure to apply any cash proceeds from any Asset Dispositions or VAT Proceeds or pledge any non-cash proceeds from any Asset Dispositions or VAT Proceeds in favor of the holders of the New Notes and Additional New Notes as required by the indenture for the New Notes and Additional New Notes shall constitute an Event of Default subject to a five business day cure period (which shall commence on the first day on which the Company is required to apply or pledge such proceeds).

For the avoidance of doubt, the foregoing exceptions set forth in clauses (iii) and (iv) above will not prevent an Event of Default in the event that one of the foregoing events results in a concurso mercantil, bankruptcy or other similar event.

Default Interest:

Following an Event of Default the interest rate on the New Notes and Additional New Notes will increase by 2.00% per annum, and following an interest payment default, such unpaid interest will accrue interest at the default interest rate until paid.

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Grupo TMM, S.A.

Security Arrangements and Guarantees

Attachment A

Guarantees Granted by Certain Subsidiaries:

The obligations of the Company under the New Notes and Additional New Notes will be unconditionally guaranteed on a senior basis by (i) Holdings, (ii) each wholly-owned direct or indirect subsidiary of the Company identified on Exhibit A hereto as being wholly-owned (all such subsidiaries, the “Guarantors”), and (iii) following any exercise of the GM Put, TMM Multimodal.

Security Interests Granted by the Company and the Guarantors:

The obligations of the Company under the New Notes and Additional New Notes and of the Guarantors under the guarantees, as applicable, will be secured by a first priority security interest in (i) all of the shares of stock in the subsidiaries of the Company held by the Company or the Guarantors (which subsidiaries and the ownership interest of the Company and the Guarantors are identified on Exhibit A hereto), subject to the restrictions on liens under the existing joint venture arrangements identified on Exhibit B hereto and (ii) all present and future tangible and intangible assets of the Company and the Guarantors, subject to any prior existing security arrangements identified on Exhibit C hereto and appropriate and customary carve-outs and release and substitution provisions to permit the Company and its subsidiaries to conduct their business in the ordinary course.

Security Interests in the Shares of TMM Multimodal:

The obligations of Holdings under the guaranty will be secured by a first priority security interest in all of the shares (the “MM Shares”) of TMM Multimodal owned by Holdings (currently representing an approximate 96.6% economic interest in TMM Multimodal, subject to increase to 100% upon any exercise of the GM Put), and any proceeds from the sale or other disposition of the MM Shares.  Holdings will have the right to grant a prior security interest in the MM Shares (such number of shares to have a fair market value not greater than 1.5x the amount of certificates outstanding at any time under the Company’s existing receivables securitization facility (the “Securitization Facility”) to the trust established to issue the certificates under the Securitization Facility to replace the existing call option on the shares of Grupo TFM held by the trustee of the trust established under the Securitization Facility, to the extent that the Company is able to effect such substitution.

Release Provisions:

In addition to any transaction in compliance with clause (iv) under “New Notes and Additional New Notes – Covenants,” above, Holdings and the Company shall have the right to:

(A)                              sell MM Shares or shares of capital stock of Holdings (“Holding Shares”) held by it (and TMM Multimodal and Holdings shall have the right to sell newly issued shares); provided, that

(i) after giving effect to such sale, the Company shall directly or indirectly control 50.1% or more of the outstanding voting power of TMM Multimodal; (ii) the sale is conducted in compliance with the requirements for Permitted Dispositions described under clause (iv) of “Covenants” above, except that the consideration shall consist of at least 80% in cash and fair market value shall be determined on an enterprise value basis; (iii) any net cash proceeds received from the sale of the MM Shares or the Holdings Shares, as the case may be, will be applied to redeem pursuant to the indenture or repay the principal amount plus accrued interest of the New Notes and Additional New Notes pursuant to an offer to purchase made to all holders of the New Notes and Additional New Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued unpaid interest to the repurchase date (provided, that if required by the terms of the Securitization Facility or the J.B. Hunt Note, such net cash proceeds may be applied to retire amounts outstanding under the Securitization Facility (which shall, subject to the right of the Company to incur additional Indebtedness pursuant to clause (iii)(b) under “New Notes and Additional New Notes - Covenants” above, be a permanent reduction of the commitments thereunder) or to make required payments, on a pro rata basis with the New Notes and Additional New Notes, under the J.B. Hunt Note); and (iv) any non-cash proceeds received from the sale of the MM Shares or the Holdings Shares, as the case may be, will be pledged (as a first priority security interest) to secure the New Notes and Additional New Notes.

(B)                                exchange, at the option of the holder, MM Shares or Holdings Shares held by it (and TMM Multimodal and Holdings shall have the right to sell newly issued shares) in exchange for New Notes and Additional New Notes; provided, that after giving effect to such sale, the Company shall directly or indirectly control 50.1% or more of the outstanding voting power of TMM Multimodal; and provided, further that (x) such exchange is made pursuant to an exchange offer open to all holders of New Notes and Additional New Notes and, notwithstanding the amount of such transaction, the Company shall receive an opinion as described in clause (A) under Permitted Dispositions (except that the fair market value shall be determined on an enterprise value basis); or (y) the Company shall receive an opinion from one of Chanin & Co., Houlihan, Lokey, Howard & Zukin or The Blackstone Group to the effect that such exchange is fair, from a financial point of view, to the non-exchanging holders of the New Notes and Additional New Notes; or (z) such exchange is in connection with a transaction in which the consideration for the MM Shares or Holdings Shares, as the case may be, consists of both cash and New Notes or Additional New Notes, the cash portion comprises at least 2/3 of the total consideration (based on the principal amount of the New Notes and Additional New Notes exchanged) (which cash shall be applied in the same manner set forth in clause (A) above), the principal amount of New Notes and Additional New Notes exchanged does not exceed $50 million in the aggregate during the term of the New Notes and Additional New Notes, and, notwithstanding the amount of such transaction, the Company shall receive an opinion as described in clause (A) under Permitted Dispositions (except that the fair market value shall be determined on an enterprise value basis); and, unless such exchange is open to all holders of New Notes and Additional New Notes, such holder is not an affiliate of the Company (any such transaction, an “Exchange Transaction”).

Foreclosure Process

The parties will mutually agree to specified procedures to govern any foreclosure of the security interest as permitted by Mexican law.  Such procedures shall include the right of the Company at any time prior to the completion of the foreclosure (but not later than any time that could delay or impede such foreclosure) to repay the principal amount plus accrued interest of the New Notes and Additional New Notes or to designate a person to make such payment in exchange for the MM Shares.  In addition, at the time of any new investment by a third party investor, the Company and TMM Multimodal will have the right to grant to the new investor a call option to purchase additional shares of TMM Multimodal sufficient to increase the new investor’s interest to 50.1%, at a purchase price (payable in the manner described in clause (A) above) equal to the fair market value (as determined on an enterprise basis by the Investment Bank) at the time of the exercise of the option.  The net proceeds from the sale of these shares would be applied to repay the principal amount plus accrued interest of the New Notes and Additional New Notes.

Exhibit A

Set forth below are the subsidiaries and other equity interests owned by the Company and its subsidiaries, including the percentage owned in each entity.  Entities marked with an asterisk will be Guarantors of the New Notes.

GRUPO TMM, S.A.

Administración Portuaria Integral de Acapulco, S.A. de C.V.	51.00	%(1)
Compañía Arrendadora TMM, S.A. de C.V.*	100.00%
División de Negocios Especializados, S.A. de C.V.*	100.00%
Inmobiliaria TMM, S.A. de C.V.*	100.00%
Línea Mexicana TMM, S.A. de C.V.*	100.00%
Grupo Optimus, S.A. de C.V.	57.50	%(2)
Tecomar, S.A. de C.V.	99.97	%(3)
Operadora de Apoyo Logístico, S.A. de C.V*	100.00%
Autotransportación y Distribución Logística, S.A. de C.V.	51.00	%(4)
Lacto Comercial Organizada, S.A. de C.V.*	100.00	%(5)
Multimodal Maritima Modalmar, S.A.	50.00	%(6)
Procesos Operativos de Materiales, S.A. de C.V.	39.00	%(7)
Seglo, S.A. de C.V.	39.00	%(8)
Servicios Administrativos de Transportación, S.A. de C.V.*	100.00%
Servicios de Logistica de México, S.A. de C.V.*	100.00%
Servicios en Operaciones Logísticas, S.A. de C.V.*	100.00%
TMM Logistics, S.A. de C.V.*	100.00%
Promotora Intermodal de Carga, S.A. de C.V.	50.00	%(9)
NL Cargo, S.A. de C.V.	70.00	%(10)
Transportación Portuaria Terrestre, S.A. de C.V.*	100.00%
Operadora Marítima TMM, S.A. de C.V.*	100.00%
Seamex International, Ltd.	60.00	%(11)

(1) Balance owned by SSA Mexico, Inc. Shares of Administración Portuaria Integral de Acapulco, S.A. de C.V. will not be pledged because of restrictions.  See Exhibit B.

(2) Balance owned by APL Limited.

(3) Balance owned by Arturo Wolff Alfaro, Ricardo Diep Yunes, René Ruvalcaba Andrade, Hellmut Arturo Mueller Adams.

(4) Balance owned by Translogix, L.L.C., a subsidiary of Autowarehousing Co.  The Company will use its commercially reasonable efforts to pledge such shares.  See Exhibit B.

(5) Contract with Domecq is already pledged and an industrial mortgage exists in favor of Banco Invex.  See Exhibit C.

(6) Balance owned by Transistmian Steamship Agency, Inc.

(7) Balance owned by Rolf Schnellecke, S.A. de C.V.  The Company will use its commercially reasonable efforts to pledge such shares.  See Exhibit B.

(8) Balance owned by Rolf Schnellecke, S.A. de C.V. Shares of Seglo, S.A. de C.V.  The Company will use its commercially reasonable efforts to pledge such shares.  See Exhibit B.

(9) Balance owned by Key Solutions, S.A. de C.V.

(10) Balance owned by GNL Division Comercial, S.A. de C.V.

(11) Balance owned by Seacor Marine (Mexico), Inc.

Seglo Operaciones Logísticas, S.A. de C.V.	50.00	%(12)
Servicios en Puertos y Terminales, S.A. de C.V.*	100.00%
Naviera del Pacífico, S.A de C.V.*	100.00%
Operadora Portuaria de Tuxpan, S.A. de C.V.*	100.00%
Terminal Marítima de Tuxpan, S.A. de C.V.*	100.00%
TMG Overseas, S.A.*	100.00%
Agencia Marítima Grancolombiana, S.A.	79.99	%(13)
Delta Servicios Maritimos Ltda.	39.98	%(14)
Granportuaria, S.A.	90.00	%(15)
Termínal de Contenedores de Cartagena, S.A.	32.06	%(16)
TMM Holdings, S.A. de C.V.*	100.00%
TMM Multimodal, S.A. de C.V.	96.64	%(17)
Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.	38.44	%(18)
TFM, S.A. de C.V.	80.00	%(19)
Trademex Mexicana, S.A. de C.V.	24.00	%(20)
Servicios de Apoyo Comercial, S.A. de C.V.	99.00	%(21)
Transportes Marítimos México, S.A.*	100.00%
Marítima Mexicana, S.A. de C.V.	60.00	%(22)
Operadora Portuaria de Lázaro Cárdenas, S.A. de C.V.	99.00	%(23)
Personal Marítimo, S.A. de C.V.*	100.00%
Servicios Mexicanos en Remolcadores, S.A. de C.V.	60.00	%(24)
TMM Agencias, S.A. de C.V.*	100.00%
Transportes Líquidos Mexicanos, Ltd.	60.00	%(25)

(12) Balance owned by Rolf Schnellecke, S.A. de C.V.  The Company will use its commercially reasonable efforts to pledge such shares.  See Exhibit B.

(13) Balance owned by Servicios en Puertos y Terminales, S.A. de C.V., Granportuaria, S.A., Terminal de Contenedores de Cartagena, S.A. and Mr. Fernando Buitrago.

(14) Balance owned by Granportuaria, S.A. and TMG Overseas, S.A.

(15) Balance owned by Fiducafe, S.A., Serviport, S.A., Servicios en Puertos y Terminales, S.A. de C.V., Delta Servicios Marítimos Ltda.

(16) Balance owned by Federación Nacional de Cafeteros de Colombia, Almacenes Generales de Depósito de Café ALMACAFE, S.A., Granportuaria, S.A., Compañia Agrícola de Inversiones, S.A., Sociedad Promotora Agroindustrial cafetera Ltda., Promotora Cafetera de Construcciones Ltda., Central para el Desarrollo de Cooperativas Rurales Ltda. and Federación de Cooperativas de Caficultores de Antioquia Ltda.

(17) Balance owned by EMD Holding Corporation (limited voting shares).

(18) Balance owned 36.93% by Nafta Rail, S.A. de C.V., a subsidiary of Kansas City Southern, and 24.63% by TFM, S.A. de C.V., a subsidiary of Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. Shares of Grupo Transportation Ferroviaria Mexicana, S.A. de C.V. will not be pledged because of restrictions.  See Exhibit B.

(19) Balance owned by the Government of Mexico (limited voting shares).  Shares of TFM, S.A. de C.V. will not be pledged because of restrictions.  See Exhibit B.

(20) Balance owned 51% by Promotora Servia, S.A. de C.V. and 25% by Banco Nacional de Comercio Exterior, S.N.C.  The Company will use its commercially reasonable efforts to pledge such shares.

(21) Balance owned by Inmobiliaria TMM, S.A. de C.V.

(22) Balance owned by Seacor Marine (Mexico), Inc.

(23) Balance owned by Inmobiliaria TMM, S.A. de C.V.

(24) Balance owned by Remolcadores SMIT International, S.A. de C.V.  Shares of Servicios Mexicanos en Remolcadores, S.A. de C.V.  The Company will use its commercially reasonable efforts to pledge such shares.  See Exhibit B.

(25) Balance owned by Lambert International, Ltd.

EXHIBIT B

Existing Joint Venture Restrictions

The following is a list of documents that contain restrictions on the ability of the Company and the Guarantors to grant a security interest in the Capital Stock of the Subsidiaries of the Company held by either the Company or the Guarantors(1):

1.                                       Joint Venture Agreement between Operadora de Apoyo Logistico, S.A. de C.V. (“OAL,” successor-in-interest to Transportes Petroleros Mexicanos, S.A. de C.V.) and Remolcadores SMIT International, S.A. de C.V. (“SMIT”), dated as of January 28, 1997, as amended on August 29, 1997:

•                       Restriction on Liens - No shares of Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”) shall be permitted to be mortgaged, pledged or used as any kind of security unless both parties consent to such an arrangement.

•                       SMIT holds a director seat and has blocking rights over, among other things, any borrowings, pledges or guarantees.  OAL can approve an action over the veto of SMIT, but it would in so doing trigger an obligation upon itself to repurchase the shares of SMIT.

2.                                       By-laws of SMR, dated as of December 26, 1996, as amended on January 15, 1998.

•                       All shares are stamped with a legend stating that they may not be pledged, mortgaged or used as any kind of security without prior authorization through an Extraordinary Shareholders Meeting.

•                       An Extraordinary Shareholders Meeting is also to be used to resolve any borrowings, pledges or guarantees.

•                       In the event the holders of Series A Shares approve an action over the veto of the holders of Series B Shares, the holders of Series B Shares may require the holders of Series A Shares to purchase the Series B Shares.

3.                                       By-laws of Seglo, S.A. de C.V. (“Seglo”), dated February 25, 1997, as amended on July 9, 1997, July 26, 1999, November 30, 1999, January 31, 2001 and December 17, 2002:

•                       The shareholders of Seglo shall not grant a security interest or other form of guarantee with respect to their shares without the prior written consent of the other shareholders.  Such consent shall not be unreasonably withheld.

4.                                       By-laws of Seglo Operaciones Logisticas, S.A. de C.V. (“Seglo Operaciones”), dated December 5, 2002:

(1) Each document summary contained herein is qualified in its entirety by reference to the relevant underlying document.  The specific terms of the agreements summarized herein should be consulted for their full effect.

•                       The shareholders of Seglo Operaciones shall not grant a security interest or other form of guarantee with respect to their shares without the prior written consent of the other shareholders.  Such consent shall not be unreasonably withheld.

•                       The shareholders of Seglo Operaciones have a right of first refusal to acquire shares of the capital stock of Seglo Operaciones that any other shareholder wishes to sell or otherwise transfer.

5.                                       By-laws of Procesos Operativos de Materiales, S.A. de C.V. (“Procesos”), dated as of March 28, 2003.

•                       No shareholder can, without the prior consent of the other shareholders, which consent will not be unreasonably withheld, pledge or in any other way create a security interest in its shares of the capital stock of Procesos, nor allow the attachment of its shares.

•                       The affirmative vote of all the members of the board of directors is necessary for the transfer of assets of the company in an amount in excess of $50,000.00 in a fiscal year, as well as to grant any guarantee or assume any obligations of the shareholders affiliates or subsidiaries.

•                       In case of deadlock at the General Extraordinary Shareholders Meeting, the shareholders have the right to buy or dispose of their shares.

6.                                       Shareholders Agreement between Autowarehousing Co. (“AWC”) and OAL, dated August 1, 1998, with respect to Autotransportación y Distribucion Logistica, S.A. de C.V. (“ADL”):

•                       The parties may not transfer, sell, encumber, deliver in trust, assign or pledge (or undertake any similar act with respect to) shares of the capital stock of ADL without the prior written approval of the Board of Directors.

7.                                       By-laws of ADL, dated as of April 29, 1998.

•                       The shareholders may not transfer their shares except with the prior written approval of the Board of Directors.  The Board of Directors shall only authorize the transfer if a previous procedure established in the By-laws is followed.  Transfer shall be understood to mean the sale, encumbrance, pledge, delivery in trust or assignment (or other similar act) of shares.  The foregoing restriction on share transfer shall not apply to transfers effected among affiliates or subsidiaries of the shareholders.

8.                                       Shareholders Agreement between the Company and SSA Mexico, Inc.  (“SSA”), dated June 21, 2001, with respect to Administración Portuaria Integral de Acapulco, S.A. de C.V. (“API Acapulco”):

•                       The shareholders agreed that neither party shall transfer all or a portion of its shares in API Acapulco without the prior written approval of the other shareholders, except to an affiliate of any of the Shareholders that has assumed or agreed to be bound by the provisions of the Shareholders Agreement. “Transfer” is defined as any sale, pledge, mortgage, hypothecation, assignment (including, but not limited to, any involuntary transfer by operation of law), distribution, encumbrance, donation, gift or disposition of or any agreement to sell, pledge, mortgage, hypothecate, assign, transfer, distribute, encumber, donate, give or dispose of the Shares or any interest therein (voting or otherwise).

9.                                       By-laws of API Acapulco, dated August 1, 2001:

•                       The shareholders of API Acapulco have the right of first refusal to acquire shares of the capital stock of API Acapulco that any other Shareholder wishes to sell or “otherwise transfer.”  The By-laws set forth the procedures and terms and conditions for the exercise of the right of first refusal, which procedures are fully described in Clause 13 of the By-laws of API Acapulco.

•                       The fixed capital stock of API Acapulco includes Series “A” and Series “B” shares of common stock (full voting rights).  Series “A” shares shall at all times represent 51% of the capital stock of API Acapulco and may not be acquired by non-Mexicans or Mexican companies whose By-laws do not contain the “foreigners exclusion clause.”

•                       The foregoing transfer restrictions do not apply if the shares are transferred to an “Affiliate” of a shareholder of API Acapulco.

10.                                 By-laws of Grupo TFM, S.A. de C.V. (“Grupo TFM”), dated July 12, 1996, as amended.

•                       The shareholders of Grupo TFM have a right of first refusal to acquire shares of the capital stock of Grupo TFM that any other shareholder wishes to sell or otherwise transfer (including transfers resulting from the enforcement of a pledge or any other guaranty secured by the shares of the capital stock of Grupo TFM). Any transfer of shares of Grupo TFM to a person that is not a shareholder of Grupo TFM requires the prior approval of the Board of Directors of Grupo TFM.

11.                                 Option Agreement between TMM Multimodal, S.A. de C.V. (“Multimodal”) and the Bank of New York (the “Trust”), as amended:

•                       Shares of the capital stock of Grupo TFM, owned by Multimodal, are subject to an option granted to the Trust, exercisable upon the occurrence of certain events, to provide it with sufficient funds to acquire, in full, the receivables underlying certain certificates issued to the Trust.

12.                                 Shareholders Agreement, dated May 1997, between Kansas City Southern Industries, Inc. (“KCSI”), CAYMEX Transportation (“CAYMEX”), Grupo Servia, S.A. de C.V. (“Grupo Servia”), the Company and TMM Multimodal, S.A. de C.V. (“TMM Multimodal”), with respect to Grupo TFM.

•                       Other than transfers permitted by the By-laws of Grupo TFM, the parties shall at all times control, directly or indirectly, their respective shares of the capital stock of Grupo TFM.

•                       KCSI, Grupo Servia and the Company agreed that they will not transfer control of any subsidiary holding all or a portion of the shares of Grupo TFM to a third party without the consent of the other parties to the agreement, except when such control is transferred to an affiliate. Also, transfers of shares to a competitor require the consent of all parties to the agreement.

Confidential

November 17, 2003

Exhibit C

Existing Liens and Encumbrances

	ASSET	ENCUMBRANCE	ENTITY
01	Transport Services Agreement with Allied Domecq in Mexico	Pledged in connection with Long Term Financing	Lacto Comercial Organizada, S.A. de C.V.
02	Kalmar Toploader Crane	Capital Lease	TMM Logistics, S.A. de C.V.

1

Grupo TMM, S.A.

Management Incentive Program – Proposed Terms

Attachment B

•

200,000 shares upon (i) public filing with the Securities and Exchange Commission of a Registration Statement on Form F-4 for the exchange offer or the circulation of consent solicitation documents to the holders of the Existing Notes, or (ii) filing of the Restructuring in a Chapter 11 proceeding in the U.S. or concurso mercantil proceeding in Mexico, by 12/24/03, in each case subject to the closing of the Restructuring.

•	300,000 shares for the transaction closing before 2/29/04, declining ratably by 150,000 shares per month.

	•	No additional shares for a transaction that closes after 4/30/04.

•

1.5 million shares for the full repayment of the New Notes and Additional New Notes (including, but not limited to, through refinancing, the application of the proceeds from the sale of the Company’s interest in Grupo TFM or other assets, or otherwise).

•

The amount of shares will reduce ratably, starting 9 months after issuance of the New Notes, to zero shares if repayment of the New Notes and Additional New Notes has not has taken place by the end of thirtieth month after issuance of the New Notes and Additional New Notes.

2

Confidential

Annex B

Press Release

Annex B

GRUPO TMM COMPANY CONTACTS:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak (general investors, analysts and media)
Investor Relations	(kwalczak@dresnerco.com)
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)

Marco Provencio

Media Relations, Proa/StructurA

011-525-55-629-8708 and 011-525-55-442-4948

(mp@proa.structura.com.mx)

TMM ANNOUNCES AGREEMENT WITH BONDHOLDER COMMITTEE

(Mexico City, [   ], 200[  ]) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”) announced it has reached an agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing [more than] [42%] of its 9½% Senior Notes due 2003 and its 10¼% Senior Notes due 2006 (together, the “Existing Notes”), in the aggregate principal amounts outstanding of $176.9 million and $200 million, respectively. The restructuring will be accomplished through a registered exchange offer of new senior secured notes (“New Secured Notes”) for the Existing Notes, together with a consent solicitation and prepackaged plan solicitation.

The New Secured Notes will be senior obligations of TMM, will be guaranteed by wholly-owned subsidiaries of TMM, and will be secured by a lien on substantially all assets of TMM and such guarantors; the New Secured Notes will mature in three years with an option on the part of TMM to extend the New Secured Notes for one additional year upon payment of an extension fee. The New Secured Notes will have a cash coupon of 10 1/2% per annum, payable semi-annually, for the first three years. In addition, the Company may elect to pay a minimum of 2% per annum in cash interest and the balance through the issuance of additional New Secured Notes or TMM ADRs. If TMM elects to pay interest other than in cash, the total interest rate will initially be 12% per annum, increasing to 13% per annum in the third year. TMM will have the right to redeem up to $150 million of the New Secured Notes at 100% of the principal amount thereof and to redeem the balance of the New Secured Notes at 101% of the principal amount thereof. It is anticipated that the New Secured Notes will be offered for the Existing Notes and accrued interest thereon on a dollar-for-dollar basis. The Company has agreed to pay a five percent incentive payment, payable in additional New Secured Notes, to those holders tendering their Existing Notes in the exchange offer.

Jose Serrano, chairman of TMM, and certain other controlling shareholders have agreed to support the exchange offer and prepackaged plan solicitation.

To the extent bondholders have any questions on the proposed exchange, please contact Martin F. Lewis and Ronen Bojmel at Miller Buckfire Lewis Ying & Co., LLC, the Company’s financial advisor or Alan D. Fragen and Oscar A. Mockridge of Houlihan Lokey Howard & Zukin, the ad hoc bondholders committee’s financial advisor. Akin Gump Strauss Hauer & Feld LLP is legal counsel to the ad hoc bondholders committee.

Martin F. Lewis	Ronen Bojmel
Miller Buckfire Lewis Ying & Co., LLC	Miller Buckfire Lewis Ying & Co., LLC
250 Park Avenue	250 Park Avenue
New York, New York 10177	New York, New York 10177
Telephone: (212) 895-1805	Telephone: (212) 895-1807
Email: martin.lewis@mbly.com	Email: ronen.bojmel@mbly.com

and

Alan D. Fragen	Oscar A. Mockridge
Houlihan Lokey Howard & Zukin Capital	Houlihan Lokey Howard & Zukin Capital
1930 Century Park West	685 Third Avenue
Los Angeles, California 90067	New York, New York 10017
Telephone: (310) 788-5338.	Telephone: (212) 497-4175
Email: afragen@hlhz.com	Email: omockridge@hlhz.com

TMM has submitted a Report on Form 6-K to the U.S. Securities and Exchange Commission which includes the Term Sheet for the New Secured Notes and the restructuring, and interested parties are referred to such filing and the exhibits for a more complete description thereof. This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offer and consent solicitation, when made, will not be made to, nor will tenders be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction in which the making of exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

#-#-#

Confidential

Annex C

Support Letter

Annex C

December 9 2003

To the holders of the 9½% Notes due 2003 (the “2003 Notes”) and 10¼% Senior Notes due 2006 (the “2006 Notes” and, together with the 2003 Notes, the “Existing Notes”) issued by Grupo TMM, S.A. (the “Company”)

Re:          Grupo TMM, S.A. Restructuring

Reference is made to the Voting Agreement dated December 9, 2003 (the “Voting Agreement”) and to the term sheet attached as Annex A thereto, setting forth the principal terms and conditions of the proposed restructuring of the outstanding Existing Notes, a copy of which is attached hereto as Exhibit A (the “Restructuring”).

In connection therewith, the undersigned, as the legal or beneficial owners of 26,516,418 shares of the capital stock of the Company (the “Shares”), subject to satisfaction of the condition stated below, (i) will fully support the Restructuring, (ii) will cause the Shares to be voted to approve the Restructuring in any shareholders meeting of the Company that may be required to be called and held with respect to the Restructuring, and will cause any such shareholders meeting of the Company to approve the Restructuring and (iii) agree that the Shares will not be voted in any manner that conflicts with or otherwise will frustrate or interfere with the consummation of the Restructuring.

The obligations of the undersigned hereunder will become effective if the Voting Agreement has been executed by holders owning at least 51% of the aggregate principal amount of the Existing Notes, and will immediately cease to have any effect and become null and void upon the termination of the Voting Agreement.

Sincerely,

/s/ José F. Serrano Segovia
José F. Serrano Segovia

/s/ Ranón Serrano Segovia
Ranón Serrano Segovia

/s/ Teresa Serrano Segovia
Teresa Serrano Segovia

cc:           Grupo TMM, S.A.

Exhibit A

Voting Agreement

Confidential

Annex D

Trustee Instructions

9 de diciembre de 2003

IXE Casa de Bolsa, S.A. de C.V.

IXE Grupo Financiero

Av. Periférico Sur No. 314

Col. San Angel Tlacopac,

Mexico. D.F., 01049

Re: Caución Bursătil

Estimados Señores:

Hago referencia al contrato de caución bursátil de fecha 2 de junio de 2003, que el suscrito celebró con IXE Casa de Bolsa.  S.A. de C.V., IXE Grupo Financiero, respecto de 3,808,607 (tres millones ochocientas ocho mil seiscientas siete)  acciones Serie “A” representativas del capital social de Grupo TMM. S.A. (“Grupo TMM”) (las “Acciones”).

En relación con lo anterior, por medio de la presente instruyó irrevocablemente a ustedes con el objeto de que en la Asamblea General Extraordinaria de accionistas de Grupo TMM, en caso de ser necesario, se voten las Aćciones aprobando la reestructuración de los bonos emitidos por Grupo TMM a una tasa de 9 1/2% con vencimiento en el año 2003 (los “Bonos 2003”) y los bonos emitidos por Grupo TMM a una tasa de 10 1/4% con vencimiento en el año 2006 (los “Bonos 2006” y conjuntamente con los Bonos 2003, los “Bonos”), segun se detalla en el acuerdo de voto (Voting Agreement), de fecha  9 de diciembre de 2003 (el “Acuerdo de Voto”) Una copia del Acuerdo de Voto se acompaña a la presente como Anexo “A”.

Las instrucciones que se mencionan en el párrafo anterior, únicamente serán efectivas si el Acuerdo de Voto es suscrito por aquellas personas que en conjunto detenten por lo menos el cincuenta y uno (51%) por ciento de la totalidad de los Bonos en circulación a esta fecha; en la intelligencia de que esta carta de instrucciones quedará sin efecto alguno en caso de terminación del Acuerdo de Voto, en cuyo caso, ustedes deberán de hacer caso omiso de estas instrucciones.

Sin más por el momento, quedo de ustedes.

Atentamente,

/s/ José F. Serrano Segovia
Ing. José F. Serrano Segovia

9 de diciembre de 2003

IXE Casa de Bolsa, S.A. de C.V.

IXE Group Financiero

AV. Periférico Sur No. 314,

Col. San Angel Tlacopac,

México. D.F.. 01049

Re: Caución Bursátil

Estimados Señores:

Hago referencia al contrato de caución bursátil de fecha 2 de junio de 2003,  que el suserito celebró con IXE Casa de Bolsa, S.A. de C.V., IXE Grupo Financiero, respecto de 2,331,746 (dos millones trescientas treinta y un mil setecientas cuarenta y seis) acciones Serie “A” representativas del capital social de Grupo TMM, S.A. (“Grupo TMM”) (las “Acciones”).

En relación con lo anterior, por medio de la presente instruyó irrevocablemente a ustedes con el objeto de que en la Asamblea General Extraordinaria de accionistas de Grupo TMM, en caso de ser necesario, se voten las Aćciones aprobando la reestructuración de los bonos emitidos por Grupo TMM a una tasa de 9 1/2% con vencimiento en el año 2003 (los “Bonos 2003”) y los bonos emitidos por Grupo TMM a una tasa de 10 1/4% con vencimiento en el año 2006 (los “Bonos 2006” y conjuntamente con los Bonos 2003, los “Bonos”), según se detalla en el acuerdo de voto (Voting Agreement) de fecha  9 de diciembre de 2003 (el “Acuerdo de Voto”). Una copia del Acuerdo de Voto se acompaña a la presente como Anexo “A”.

Las instrucciones que se mencionan en el párrafo anterior, únicamente serán efectivas si el Acuerdo de Voto es suscrito por aquellas personas que en conjunto detenten por lo menos el cincuenta y uno (51%) por ciento de la totalidad de los Bonos en circulación a esta fecha; en la intelligencia de que esta carta de instrucciones quedará sin efecto alguno en caso de terminación del Acuerdo de Voto, en cuyo caso, ustedes deberán de hacer caso omiso de estas instruccioneś.

Sin más por el momento, quedo de ustedes.

Atentamente,

/s/ Ramon Serrano Segovia
Sr. Ramon Serrano Segovia

9 de diciembre de 2003

GE Capital Bank, S.A.

Institución de Banca Múltiple.

GE Capital Grupo Financiero

Av. Prolongación Reforma No. 490 3 Piso “B”

Col. Santa Fe, 01210, México, D.F.

Re: Fideicomiso Número F/410

Estimados Señores:

Hago referencia al contrato de fideicomiso número F/410, que el suscrito celebró con GE Capital Bank, S.A., Institución de Banca Múltiple, GE Capital Grupo Financiero, respecto de 246,081 (doscientas cuarenta y seis mil ochenta y una) acciones Serie “A” representativas del capital social de Grupo TMM, S.A. (“Grupo TMM”) (las “Acciones”).

En relación con lo anterior, por medio de la presente instruyó irrevocablemente a ustedes con el objeto de que en la Asamblea General Extraordinaria de accionistas de Grupo TMM, en caso de ser necesario, se voten las Aćciones aprobando la reestructuración de los bonos emitidos por Grupo TMM a una tasa de 9 1/2% con vencimiento en el año 2003 (los “Bonos 2003”) y los bonos emitidos por Grupo TMM a una tasa de 10 1/4% con vencimiento en el año 2006 (los “Bonos 2006” y conjuntamente con los Bonos 2003, los “Bonos”), según se detalla en el acuerdo de voto (Voting Agreement), de fecha  9 de diciembre de 2003 (el “Acuerdo de Voto”). Una copia del Acuerdo de Voto se acompaña a la presente como Anexo “A”.

Las instrucciones que se mencionan en el párrafo anterior, únicamente serán efectivas si el Acuerdo de Voto es suscrito por aquellas personas que en conjunto detenten por lo menos el cincuenta y uno (51%) por ciento de la totalidad de los Bonos en circulación a esta fecha; en la intelligencia de que esta carta de instrucciones quedará sin efecto alguno en caso de terminación del Acuerdo de Voto, en cuyo caso, ustedes deberán de hacer caso omiso de estas instrucciones.

Sin más por el momento, quedo de ustedes.

Atentamente,

/s/ Ramon Serrano Segovia
Sr. Ramon Serrano Segovia

9 de diciembre de 2003

GE Capital Bank, S.A.

Institución de Banca Múltiple,

GE Capital Grupo Financiero

Av. Prolongación Reforma No. 490 3 Piso “B”

Col. Santa Fe, 01210, México, D.F.

Re: Fideicomiso Número F/410

Estimados Seňores:

Hago referencia al contrato de fideicomiso número F/410, que el suscrito celebró con GE Capital Bank, S.A., Institución de Banca Múltiple, GE Capital Grupo Financiero, respecto de 328,069 (trescientos veintiocho mil sesenta y nueve) acciones Serie “A” representativas del capital social de Grupo TMM, S.A. (“Grupo TMM”) (las “Acciones”).

En relación con lo anterior, por medio de la presente instruyó irrevocablemente a ustedes con el objeto de que en la Asamblea General Extraordinaria de accionistas de Grupo TMM, en caso de ser necesario, se voten las Aćciones aprobando la reestructuración de los bonos emitidos por Grupo TMM a una tasa de 9 1/2% con vencimiento en el año 2003 (los “Bonos 2003”) y los bonos emitidos por Grupo TMM a una tasa de 10 1/4% con vencimiento en el año 2006 (los “Bonos 2006” y conjuntamente con los Bonos 2003, los “Bonos”), según se detalla en el acuerdo de voto (Voting Agreement) de fecha  9 de diciembre de 2003 (el “Acuerdo de Voto”). Una copia del Acuerdo de Voto se acompaña a la presente como Anexo “A”.

Las instrucciones que se mencionan en el párrafo anterior, únicamente serán efectivas si el Acuerdo de Voto es suscrito por aquellas personas que en conjunto detenten por lo menos el cincuenta y uno (51%) por ciento de la totalidad de los Bonos en circulación a esta fecha; en la intelligencia de que esta carta de instrucciones quedará sin efecto alguno en caso de terminación del Acuerdo de Voto, en cuyo caso, ustedes deberán de hacer caso omiso de estas instrucciones.

Sin más por el momento, quedo de ustedes.

Atentamente,

/s/ José F. Serrano Segovia
Ing. José F. Serrano Segovia

9 de diciembre de 2003

Banca Mifel, S.A.

Institución de Banca Múltiple.

Grupo Financiero Mifel,

Presidente Masarik 214-2

Col. Polanco. C.P. 11560. México. D.F.

Re: Fideicomiso Número 375/2003

Estimados Señores:

Hago referencia al contrato de fideicomiso numero 375/2003, que la suserita celebro con Banca Mifel, S.A., Institución de Banca Múltiple, Grupo Financiero Mifel, respecto de 150,000 (ciento cincuenta mil) acciones Serie “A” representativas del capital social de Grupo TMM, S.A. (“Grupo TMM”) (las “Acciones”).

En relación con lo anterior, por medio de la presente instruyó irrevocablemente a ustedes con el objeto de que en la Asamblea General Extraordinaria do accionistas de Grupo TMM, en caso de ser necesario, se voten las Aćciones aprobando la reestructuración de los bonos emitidos por Grupo TMM a una tasa de 9 1/2% con vencimiento en el año 2003 (los “Bonos 2003”) y los bonos emitidos por Grupo TMM a una tasa de 10 1/4% con vencimiento en el año 2006 (los “Bonos 2006” y conjuntamente con los Bonos 2003, los “Bonos”), según se detalla en el acuerdo de voto (Voting Agreement), de fecha 9 de diciembre de 2003 (el “Acuerdo de Voto”). Una copia del Acuerdo de Voto se acompaña a la presente como Anexo “A”.

Las instrucciones que se mencionan en el párrafo anterior, únicamente serán efectivas si el Acuerdo de Voto es suscrito por aquellas personas que en conjunto detenten por lo menos el cincuenta y uno (51%) por ciento de la totalidad de los Bonos en circulación a esta fecha; en la inteligencia de que esta carta de instrucciones quedará sin efecto alguno en caso de terminación del Acuerdo de Voto, en cuyo caso, ustedes deberán de hacer caso omiso de estas instrucciones.

Sin más por el momento, quedo de ustedes.

Atentamente,

/s/ Teresa Amalia Serrano Segovia
Sra. Teresa Amalia Serrano Segovia

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